Exhibit 99.1

Brookfield

Brookfield Asset Management Inc.

Q3 2018 INTERIM REPORT

Interim Report Q3 2018

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2018	2017	2018	2017
TOTAL (MILLIONS)
Revenues	$14,858	$12,276	$40,765	$27,721
Net income	941	992	4,460	2,468
Funds from operations[1]	1,085	809	3,045	2,509
PER SHARE
Net income	$0.11	$0.20	$1.53	$0.32
Funds from operations	1.07	0.79	3.00	2.46
Dividends[2]
Cash	0.15	0.14	0.45	0.42
Special	—	—	—	0.11

AS AT SEP. 30, 2018 AND DEC. 31, 2017			2018	2017
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$331,622	$283,141
Consolidated results
Balance sheet assets			233,961	192,720
Equity			88,259	79,872
Common equity			22,691	24,052
Diluted number of common shares outstanding			1,005	1,006
Market trading price per share – NYSE			44.53	43.54
Throughout our interim report, we use the following icons:

ASSET MANAGEMENT	REAL ESTATE	RENEWABLE POWER	INFRASTRUCTURE	PRIVATE EQUITY	RESIDENTIAL DEVELOPMENT	CORPORATE ACTIVITIES

1.	See definition in Glossary of Terms beginning on page 56

2.	See Corporate Dividends on page 27

Overview
We are a leading alternative asset manager, focused on investing in long-life, high-quality assets spanning over 30 countries globally. Our investments include one of the largest real estate portfolios in the world, an industry-leading infrastructure business, one of the largest pure-play renewable power businesses and a rapidly expanding private equity business. These businesses are each important components of the backbone of the global economy, supporting the endeavors of individuals, corporations and governments worldwide.
We offer a broad range of products to our investors through our private funds1 and listed issuers. We aim to provide consistent, strong returns for our investors, which include sovereign wealth plans, pensions, institutional and individual investors. Brookfield is typically the largest investor in our funds, ensuring alignment of interests with our investors.
Our primary objective is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value per share, with a goal to generate 12% to 15% total compound returns over the longer term. These returns are generated by our asset management1 business and the capital appreciation and distributions from our invested capital1.
The business is organized into the following principal areas2:
“Brookfield,” the “company,” we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed issuers” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 56 which defines our key performance measures that we use to measure our business

1.	See definition in Glossary of Terms beginning on page 56

2.	Excludes residential development and corporate activities which are distinct business segments for IFRS reporting purposes

Q3 2018 INTERIM REPORT 2

Letter to Shareholders
OVERVIEW
Funds from operations (FFO) generated during the quarter were strong, increasing to $1.1 billion compared to $800 million last year. Fee bearing capital continued to grow, leading to higher management fees, incentive fees and carried interest.
We raised $12 billion of capital since our last quarter end, and are now in the midst of raising capital across all three flagship funds. We committed or invested $25 billion into new investments, including the privatization of our retail property company, the acquisition of a pipeline business, and the take-private of a U.S. REIT and a Canadian infrastructure business.
MARKET ENVIRONMENT
As is often the case, the third quarter was calm followed by increased volatility in October. Despite this volatility, stock markets are still “near” their all-time highs, interest rates remain lowish, credit markets are in excellent shape, and most global economies are doing well. But, while global economies are strong, at some point the strong fundamentals must slow down. With this in mind, we continue to prudently invest our capital, while remaining focused on preparing for this inevitability.
Global capital flowing into alternative assets continues to grow. Our strategies and funds are seeing robust inflows, including flows of $12 billion to date into our next opportunistic real estate fund, $6.5 billion into the first close of our private equity fund, and the initial launch of our next infrastructure fund.
Politics continue to be volatile globally and while not directly affecting our business, there is always some impact. The Brazilian election is now behind us, and many decisions that had been on hold pending the results can now move forward with a government that looks to be very focused on getting Brazil’s economy growing again. This should bode well for our businesses in Brazil.
PERFORMANCE IN THE QUARTER
Our total assets under management now exceeds $330 billion as we continue to raise and deploy large amounts of capital across our businesses. As a result, fee bearing capital continues to grow across our franchise, which has led to an even greater growth rate in our free cash flow.

AS AT AND FOR THE TWELVE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2014	2015	2016	2017	2018	CAGR
Total assets under management	$192,863	$220,383	$238,015	$268,987	$331,622	15%
Fee bearing capital	81,738	90,018	110,747	119,860	140,614	15%
Annual run rate of fees plus target carry	1,143	1,399	1,992	2,210	2,700	24%
Fee related earnings (last twelve months)	346	464	690	745	1,218	37%
Despite measuring the performance of our businesses with a focus on the long term, we do use our quarterly reporting to track the progress against long-term objectives. In our asset management business, we continue to grow our fee bearing capital and as mentioned, are currently fundraising for the successor funds in each of our flagship strategies: real estate, private equity and infrastructure. We earn base management fees from these private funds on both committed and invested capital, which provides stable fee revenues. Fee revenues and fee related earnings were over $1.7 billion and $1.2 billion, respectively, for the twelve months ended September 30, 2018,

3 BROOKFIELD ASSET MANAGEMENT

representing 43% and 63% growth, respectively, over the prior period. These increases are largely due to performance related fees and the capital commitments to our latest real estate flagship fund.
The other key value driver within our asset management business is carried interest. For business planning purposes, we expect to generate and realize approximately $10 billion of carried interest over the next 10 years. Annualized target carry before costs based on capital as at September 30, 2018 was $1.2 billion, compared to $860 million one year ago. The $1.2 billion target is made up of $725 million on capital that has been deployed and $470 million on uncalled fund commitments. We generated carry of $1.1 billion during the past twelve months based on actual performance, exceeding our $725 million target on capital deployed.
In addition to our fee revenues, we have over $30 billion of net invested capital alongside our investors. In addition to aligning our interests, this capital provides us with diversified, long-term stable cash flows. Our balance sheet is approximately 85% invested in listed securities—mostly investments in our four listed partnerships. This capital continues to generate an increasing and significant amount of cash flow, now at $1.6 billion annually, based on the current distributions from these investments. These cash flows should continue to grow at 5-9% annually, underpinned by our robust organic growth pipeline, the reinvestment of the balance of the partnerships’ cash flow into growth opportunities, and continuous operating enhancements.
INVESTOR DAY OVERVIEW
We held our 14th Annual Investor Day in New York in September. Once again, we would like to thank those who participated either in person or by webcast. For those not able to attend, the presentation material and transcripts, which provide an overview of our business and key objectives, are available on our website.
The event focused on Brookfield Asset Management (BAM) and each of the four listed partnerships. While a lot of ground was covered, the following is an attempt to condense the key messages into a few paragraphs.
As one of the largest global alternative asset managers, we have continued to expand our franchise and now have more than 500 institutional investors in our private funds. As the rotation of capital towards private assets by investors continues, we plan to increase the size of our flagship funds, broaden our product offering and diversify our distribution channels to meet investor demand. In addition to continuing to deliver strong compound annual returns, the key to success will be our ability to deliver best-in-class service to these investors, which is why we continue to add resources in this area. Should we achieve our objectives, we expect to double the size of our business over the next five years and deliver commensurate growth in the intrinsic value of BAM.
The success of Brookfield has been built on our culture and people. We dedicated a section of our Investor Day presentation to outlining how we have created a culture where our people are encouraged to be collaborative, entrepreneurial and disciplined. By hiring people who thrive in this environment and favoring a “promote from within” approach to succession planning, we have been able to grow the business without diluting the culture. We also emphasized how a long-term compensation structure has created strong alignment of interests and an ownership mentality throughout the company. This results in many of our people staying with us for the long term, with many progressing into a leadership role. Maintaining this culture is a top priority and will be crucial to our success.
As well as outlining the objectives and outlook for BAM, we also provided a detailed review of each of our listed partnerships. A simple synopsis is as follows:
In Brookfield Property Partners, we are focused on completing major office development projects, optimizing the value of our retail portfolio, particularly through redevelopment opportunities and utilizing the liquidity generated from opportunistic investments and core asset sales to deleverage the balance sheet, fund new investments, and return capital to shareholders.

Q3 2018 INTERIM REPORT 4

In Brookfield Infrastructure Partners, we continue to rotate capital, selling mature assets and redeploying the proceeds into higher yielding opportunities. The business is on track to complete a number of major acquisitions in 2018, while at the same time advancing organic growth projects.
In Brookfield Renewable Partners, we remain well positioned to grow cash flows and our asset base through our strong balance sheet and deep operating expertise. We are capitalizing on the global shift from fossil fuels to renewable energy, which should offer us increased growth in the years ahead.
Lastly, Brookfield Business Partners profiled recent landmark transactions and highlighted our key competitive advantages such as access to long-term capital, our investment approach and operating focus. We continue to be very excited about the outlook for our private equity group as we continue to scale up our operations.
CASH GENERATION AND DEPLOYMENT – THE NEXT DECADE
Our parent company currently generates nearly $2 billion of free cash annually, and we expect this to continue to grow at a rapid pace. In addition, this does not include any carried interest, which we believe is currently accumulating at over $800 million on an annualized basis and growing. At this point, we are paying out $600 million in common share dividends and have historically been reinvesting the rest in growing our business.
Over the next 10 years, we expect these numbers to continue to grow as our operations and asset management business expands. Our business plans call for roughly $60 billion of cash generation over the next ten years, as follows:

(BILLIONS)
Fee related cash flows	$20
Cash flow from net invested capital	25
Realized from carried interest, net	15
$60
While we will continue to invest in our business, we expect that these opportunities will be increasingly outstripped by the amount of cash generated each year. Therefore, our current expectation for deployment of this cash will be as follows:

(BILLIONS)
Cash investment into listed partnerships and other growth opportunities	$10
Return of capital to you through dividends	10
Return of capital to you in some other form	40
$60
It is most likely that the return of capital to shareholders will be accomplished through share repurchases but alternatively, the dividend could be increased. For many, the route of share purchases is more tax effective—but more importantly, it has the added benefit of enabling us to be selective about timing, and create additional intrinsic value per share by undertaking repurchases opportunistically. Furthermore, we can also balance repurchases with opportunities to invest in our business directly when they arise.

5 BROOKFIELD ASSET MANAGEMENT

PRICE VS. VALUE
It is often difficult to describe the concept of value investing, and specifically the difference between Price versus Value. We have a very simple example of this within our portfolio, where the markets are, for various reasons, pricing a security at nowhere near Value. More importantly, we view the aberration as an opportunity to be capitalized on—to your benefit.
Price is a function of supply and demand characteristics, which are often influenced by the news of the day and short-term results. This has always been true, but is even more so today with social media, the 24‑hour news cycle and all the information available to investors. Value, on the other hand, is the net present value of future cash flows based on assumptions for growth, discounted at an appropriate interest rate. The Price of a publicly traded security is often not the Value of it. The trading Price is known daily. Value takes knowledge and experience to fully define, and is more often an art than an exact science.
The Value of Brookfield Property Partners (BPY), for example, is in the range of $30 per share. We believe it may be greater than that, as the franchise is not valued in this share price. In addition, this Value assumes that all properties are valued at once, and not sold selectively over time to maximize the value of the whole portfolio. In fact, we have regularly sold assets above IFRS values by exploiting this differential. For simplicity, we will use $30 as the Value, which is merely the accounting IFRS value and is the summation asset appraisals provided to investors and others.
Subsequent to the closing of the GGP acquisition by BPY, we have started to buy units of BPY in the open market. To date we have acquired approximately $200 million of units, with the Price to Value discrepancy of approximately $10 per unit. On just this acquisition of $200 million of units, we added $100 million to the Value of the equity in BAM. This amounts to 10 cents for each BAM share. This is without anyone doing anything, so in essence we are picking up dimes for each share of yours for free.
It is clear that Price can be different for many reasons. Our job, however, is to know Value. We have transacted on more properties than anyone globally—for over 25 years. This gives us comfort in our ability to understand Value. Furthermore, we have control over the assets we own, and in virtually all cases can realize the Value as we so choose. A stock market participant likely does not have this benefit, even though he/she may believe in the Value. The issue for the stock market investor is knowing “when” the Value may be reflected in Price. We can only assume that the people sold us their shares at the prevailing Price last quarter do not believe that the Value will be recognized in the market any time soon, have a different view of Value than us, or just decided to do other things with their money. Regardless, to us, this is a stark example of the difference between Value and Price.
We intend to continue to utilize resources within BAM and directly in BPY to capitalize on this discrepancy as appropriate. If these shares are repurchased into the treasury of BPY, the Value of BPY will also increase due to shrinking the share count, and this will be even more compelling for everyone else. Furthermore, with BPY now having completed all of its consolidation activity, this should enable BPY to focus their excess resources on this endeavor.
Over time we expect that by dedicating resources to this goal, we will narrow Price and Value—but if not, annually as we have free cash flow, we will continue to add further Value to the company with no extra work expended.
3-ISH
It seems that interest rates in the U.S. are headed into the 3’s for the cash rate out to 10 years; somewhat unusual, but not unprecedented. Fiscal stimulus in the U.S. and a pickup in inflation expectations, as well as the remnants of quantitative easing around the world appear to be the primary reasons for this. It is the latter, along with other factors that have created negative cash rates in Europe, and essentially zero rates from one day to 30 years in Japan.
The real question is, what happens next? It appears to us that despite solid U.S. growth, long rates in the U.S. will only break higher if rates in Japan, Germany and the U.K. break higher or there is a break-out in U.S. inflation. However, none of these markets show any signs of doing so in any meaningful way and each has its own local—as well as global—issues.

Q3 2018 INTERIM REPORT 6

Furthermore, the U.S. is long into this cycle, employment in the U.S. is almost as robust as it can get, the economy is very strong and it could be said that, despite political rhetoric, “it doesn’t get much better than this.” It is therefore possible that we see low 4% on the 10-year U.S. treasury steepening the yield curve, but our view is that while the cash rate is likely to continue to increase, perhaps into the 3’s, we do not expect much more beyond this.
We think that concern about a period of “high” interest rates might be better placed post the next downturn, and well into the next up market (i.e., 10+ years from now), as then—and only possibly then—will we need to worry about global inflation, versus deflation, that we all have/had been worried about.
As a result, we still believe that alternative assets are the place to be for at least another 10 years. These private assets generate cash flows that are stable, they continue to expand with GDP growth, there is significant positive leverage compared to fixed return assets, and the margin of safety is significant.
WESTINGHOUSE
During the quarter we acquired Westinghouse, an iconic U.S. company. The company dates back to the 1800s and was involved in the business of creating electric lights, and eventually became a conglomerate. Over the last 20 years the Westinghouse Electric Company name remained with just one original division: the servicing company for the nuclear industry globally.
Westinghouse today is a very focused company, owning the technology and patents for the Westinghouse brand of nuclear technology, including the most recently developed reactor called the AP1000. Westinghouse, with its 10,000 people, services over 65% of the nuclear plants in the world and provides fuel to many. It does not own nor does it operate any nuclear plants, and as the liability of operating a nuclear plant flows only to the owner and operator, the risks with this business are low, despite some headline risk.
We purchased the company for $4 billion in an unusual situation. The former owner had sought to expand the business and its technology by building two new nuclear plants in the U.S., and by providing the nuclear plant owners with fixed price contracts. Unfortunately, the projects went vastly over budget and the company had to file for bankruptcy. We acquired it through a sale approved by the U.S. bankruptcy court, excluding any construction obligations with respect to the two nuclear power plant contracts. On closing, we financed $3.1 billion of the acquisition price with debt on a seven-year loan in Westinghouse Electric Company and invested approximately $900 million of equity.
Our plan is to re-focus the company on business excellence and grow the utility relationships globally. We service plants in 30 countries today and while the nuclear industry is not growing rapidly, the business is extremely stable and opportunities to enhance the operations are significant. Our beginning EBITDA was $440 million, and we think that within the next few years we can grow that to over $550 million, which will generate strong cash flows for us. If we can achieve this in the medium term, we will be pleased.
We do not intend to get back into the construction business for nuclear plants, but we do intend to work with utility owners who wish to license our technology and will look for creative ways to assist the building of plants globally. For example, servicing plants that commission our AP1000 technology will support our future growth. Furthermore, there may be other ways for us to widen the servicing we do for utilities outside of just nuclear plants as we look to grow the business in a sensible way.
It is early days, but we are thrilled to be invested in this company and will support Westinghouse in being the premier infrastructure servicing company globally.

7 BROOKFIELD ASSET MANAGEMENT

CLOSING
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed.
The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

November 8, 2018

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

Q3 2018 INTERIM REPORT 8

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	35
Our Business	11	Infrastructure	37
Organizational Structure	12	Private Equity	39
PART 2 – REVIEW OF CONSOLIDATED		Residential Development	41
FINANCIAL RESULTS		Corporate Activities	43
Overview	13	PART 4 – CAPITALIZATION AND LIQUIDITY
Income Statement Analysis	14	Strategy	44
Balance Sheet Analysis	20	Capitalization	44
Foreign Currency Translation	24	Liquidity	48
Summary of Quarterly Results	25	Review of Consolidated Statements of Cash Flows	51
Corporate Dividends	27	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	28	Accounting Policies, Estimates and Judgments	52
Summary of Results by Operating Segment	29	Management Representations and Internal Controls	54
Asset Management	30	GLOSSARY OF TERMS	55
Real Estate	33
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 56 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

9 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 56 for all non-IFRS measures.

Q3 2018 INTERIM REPORT 10

PART 1 – OUR BUSINESS AND STRATEGY
OUR BUSINESS
We are a leading global alternative asset manager1, focused on investing in long-life, high-quality assets across real estate, renewable power, infrastructure and private equity. We provide a wide variety of investment products to our investors including private funds1, listed issuers1 and public securities1. Our interests are aligned with our investors because we invest large amounts of our own balance sheet capital in our funds—we are typically the largest investor in our private funds and the largest investor in each of our listed issuers.
We have built our business around assets and businesses that are resilient through market cycles and deliver robust returns. Our deep experience investing in, owning and operating real assets has enabled us to successfully underwrite acquisitions and to enhance returns through our expertise in operational improvements, financing strategies and execution of development projects.
Our financial returns are represented primarily by the combination of fees we earn as an asset manager as well as capital appreciation and distributions from our invested capital1. Our primary performance measure is funds from operations1 (“FFO”), which we use to evaluate the operating performance of our segments.
In our asset management activities, we manage private funds, listed issuers and public securities portfolios for investors which we refer to as fee bearing capital1. FFO from these activities consist of: (i) base1 and other recurring fees that we earn as manager less direct costs of doing so; (ii) incentive distributions1 and performance fees1 from our listed issuers; and (iii) realized carried interest1 from private funds. As a supplement to our performance measurement, we also provide unrealized carried interest1 which represents the amount of carried interest1 generated based on investment performance to date and is therefore more indicative of earnings potential.
Our invested capital consists largely of investments in our listed issuers and other listed securities, which currently make up 83% of our invested capital. The remaining 17% is largely invested in our residential development business and our energy marketing activities. Our invested capital provides us with FFO and cash distributions, most of which is generated by the investments in our limited partner interests in our listed entities, which pay stable recurring distributions.
Our balance sheet also allows us to capitalize quickly on opportunities as they arise, backstop the transactions of our various businesses as necessary and fund the development of new activities by seeding new investment strategies that are not yet suitable for our investors. Finally, the amount of capital invested by us directly in our listed issuers, and through them into our private funds, creates alignment of interests with our investors1.
Refer to Part 2 and 3 of this MD&A for more information on our operations and performance.

OUR STRATEGY
As a leading global alternative asset manager, our business strategy is focused on the following:
•
Generate superior investment returns for our investors, utilizing our competitive advantages of large-scale capital, global reach and operating expertise
•
Offer a wide range of traditional and innovative products that meet our investors’ requirements
•
Provide exceptional client service
•
Utilize our balance sheet to accelerate growth in our asset management activities, align our interests with investors and generate additional returns

1.    See definition in Glossary of Terms beginning on page 56

11 BROOKFIELD ASSET MANAGEMENT

ORGANIZATIONAL STRUCTURE
We employ approximately 1,200 employees within our asset management business and a further 80,000 employees throughout the rest of our operations. We have organized our activities into five principal groups: real estate, renewable power, infrastructure, private equity and public securities.
Our asset management operations include the creation of and raising capital for new funds, managing existing funds, client relations, product development and overseeing the management of the assets and investments owned through our investment strategies. Our invested capital consists primarily of major ownership interests in our listed issuers, our residential development business and other directly held securities. Invested capital is funded in part by our corporate leverage which includes long-term debt and perpetual preferred shares.
Our investment products, or managed funds, include: our flagship listed issuers (BPY,1 BEP,1 BIP1 and BBU1); our private funds, including our flagship private funds along with a number of niche and open-end perpetual funds; and public securities strategies such as mutual funds and separately managed accounts.
Our operating assets encompass all of the assets owned by our funds as well as the various operating groups that we have established over decades to manage operating assets, such as our real estate and renewable power groups, as well as portfolio investments which have dedicated management teams that are overseen by us.

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield Asset Management Inc. (the "corporation")

Asset Management

- REAL ESTATE
- RENEWABLE POWER
- INFRASTRUCTURE
- PRIVATE EQUITY
- PUBLIC SECURITIES

Invested Capital

- INVESTED CAPITAL
- CORPORATE CAPITALIZATION

Managed Funds

Listed Issuers

- Brookfield Property Partners
- Brookfield Renewable Partners
- Brookfield Infrastructure Partners
- Brookfield Business Partners

Private Funds

Flagship

- BSREP
- BIF
- BCP
- BREF

Core and Credit

- Real Estate Finance
- Infrastructure Debt
- Core Real Estate

Public Securities

- Separately Managed Accounts
- Mutual Funds
- Closed-End Funds

Operating Assets

Real Estate

- Office
- Retail
- LP Investments

Renewable Power

- Hydroelectric
- Wind
- Solar
- Storage

Infrastructure

- Utilities
- Transport
- Energy
- Data Infrastructure
- Sustainable Resources

Private Equity

- Business Services
- Infrastructure Services
- Industrial
- Energy

Public Securities

- Real Estate Equities
- Infrastructure Equities
- Energy Infrastructure Equities
- Real Asset Debt Securities

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 12

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS.
OVERVIEW
Net income decreased to $941 million in the current period, with $163 million attributable to common shareholders ($0.11 per share) and $778 million attributable to non-controlling interests.
The current quarter’s results were significantly impacted by the following notable transactions:

•
On August 28, 2018, we privatized GGP Inc. (“GGP”)[1], previously a 34%-owned equity accounted investment, and formed a new entity known as Brookfield Property REIT Inc. (“BPR”)[1] to hold the GGP assets. We began consolidating BPR immediately after completing this step-up acquisition. As BPR shareholders are entitled to an economic return equivalent to BPY shareholders, BPR will be treated as a separate class of non-controlling interest in the equity of BPY.

◦
As part of the transaction, we paid $9.3 billion in cash ($9.05 billion as a pre-closing dividend and $200 million as merger consideration), and issued $5.2 billion of new BPY and BPR equity to GGP shareholders. The cash was raised through acquisition debt, proceeds from the sale of interests in GGP assets and the issuance of non-controlling interests in subsidiaries of GGP. The equity issuances reduced our interest in BPY from 69% to 53%.

◦
The privatization also resulted in significant fair value adjustments to reflect the impact of the derecognition of our equity accounted investment and the initial consolidation of BPR’s net assets as well as respective deferred tax impacts. Additional information on the fair value changes is included on pages 17 and 18 and the transaction is discussed in more detail in Part 3 – Real Estate.

•
On August 1, 2018, our Private Equity segment acquired a 100% interest in Westinghouse Electric Company (“Westinghouse”), a provider of services to the power generation industry, for total consideration of $3.8 billion.

Significant acquisitions and dispositions are discussed in more detail on pages 16 and 17.
The $51 million decrease in consolidated net income and the $65 million decrease in net income attributable to common shareholders were primarily attributable to:

•	lower appraisal gains on consolidated investment properties compared to the prior year quarter; partially offset by

•	contributions from recently acquired businesses and organic growth across multiple operations.
The privatization of GGP had a significant impact on our balance sheet as its assets and liabilities are now included in our consolidated results. Other significant acquisitions also contributed to the increase. These include our power generation industry service provider; a marine energy services business; a New York office building; and numerous entities acquired in the first three quarters of the year. In total, we acquired $57.3 billion of assets through business combinations, inclusive of the assets acquired in the step-up acquisitions of GGP and our marine energy services business. We also sold a number of assets during the first nine months of 2018, most notably our Chilean electricity transmission business, an office property in Toronto and various assets in our LP investments portfolio, including a portfolio of self-storage assets.

1.	See definition in Glossary of Terms beginning on page 56

13 BROOKFIELD ASSET MANAGEMENT

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	Change	2018	2017	Change
Revenues	$14,858	$12,276	$2,582	$40,765	$27,721	$13,044
Direct costs	(11,967)	(10,034)	(1,933)	(32,839)	(21,753)	(11,086)
Other income and gains/losses	144	(29)	173	581	236	345
Equity accounted income	50	505	(455)	680	1,090	(410)
Expenses
Interest	(1,274)	(932)	(342)	(3,377)	(2,640)	(737)
Corporate costs	(25)	(24)	(1)	(76)	(69)	(7)
Fair value changes	132	132	—	1,537	141	1,396
Depreciation and amortization	(833)	(643)	(190)	(2,175)	(1,755)	(420)
Income taxes	(144)	(259)	115	(636)	(503)	(133)
Net income	941	992	(51)	4,460	2,468	1,992
Non-controlling interests	(778)	(764)	(14)	(2,760)	(2,052)	(708)
Net income attributable to shareholders	$163	$228	$(65)	$1,700	$416	$1,284
Net income per share	$0.11	$0.20	$(0.09)	$1.53	$0.32	$1.21
Three Months Ended September 30
Revenues for the quarter were $14.9 billion, an increase of $2.6 billion compared to the third quarter of 2017 primarily due to:

•
additional revenues earned from numerous acquisitions completed since the prior year quarter across each of our listed partnerships[1]. This is inclusive of the $439 million of revenues recognized this quarter at GGP and our marine energy services business, both of which were previously equity accounted. The most significant contributions from recent acquisitions include:

◦	$740 million from a power generation industry service provider in our Private Equity segment acquired in August 2018;

◦	$333 million from portfolios of solar and wind assets in our Renewable Power segment; and

◦	$240 million from a Colombian natural gas distribution and commercialization business in our Infrastructure segment.

•	same-store[1] increases, including improved performance at our graphite electrode manufacturing business and additional revenues at our road fuel distribution business; partially offset by

•
the absence of revenues from assets sold and lower gross revenues from Norbord Inc. (“Norbord”)[1] which was consolidated until the fourth quarter of 2017 at which time we sold a portion of our investment and therefore no longer hold a controlling interest in the business. Norbord contributed $579 million of revenues in the third quarter of 2017.

Our direct costs increased by $1.9 billion in the third quarter of 2018 due to:

•	recent acquisitions, as discussed above; and

•	organic growth within existing operations, including higher input prices at our road fuel distribution business; partially offset by

•	the deconsolidation of Norbord, which incurred $379 million of direct costs in the third quarter of 2017.
Other income and gains of $144 million in the third quarter of 2018 relate primarily to the sale of a portfolio of self-storage properties in our Real Estate segment.

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 14

Equity accounted income decreased by $455 million to $50 million primarily due to:

•
the impact of consolidating two entities through step acquisitions during the quarter that were previously equity accounted, partially offset by the impact of equity accounting for Norbord, which was previously consolidated; and

•	appraisal and valuation losses at various equity accounted investments.
Interest expense increased by $342 million due to additional borrowings associated with acquisitions across our portfolio and additional corporate debt issued in the last twelve months.
We recorded fair value gains of $132 million in the current quarter, primarily as a result of:

•	the impact of step-up acquisitions of GGP in our Real Estate segment and our marine energy services business in the Private Equity segment;

•	appraisal gains on properties in our core office and LP investments[1] portfolios; and

•	unrealized gains on financial contracts entered into to manage foreign currency, interest rate profiles and pricing exposures.
Depreciation and amortization expense increased by $190 million to $833 million due primarily to businesses acquired in the last twelve months within our renewable power operations, particularly TerraForm Power, Inc. (“TERP”)2 and TerraForm Global, Inc. (“TerraForm Global”), as well as recent acquisitions in our private equity operations.
Income tax expense decreased by $115 million to $144 million primarily due to a higher proportion of income earned in jurisdictions subject to lower tax rates than the Canadian domestic statutory income tax rate.
Nine Months Ended September 30
Revenues and direct costs for the first nine months of 2018 increased by $13.0 billion and $11.1 billion, respectively, compared to the same period in 2017, due primarily to the recent acquisitions described above. The acquisition of our road fuel distribution also contributed to the increase, as revenues include significant flow through duty amounts that are passed to customers and presented gross under IFRS, with minimal impact on gross margin.
Other income and gains on a year-to-date basis include:

•	a $338 million gain from the sale of our Chilean electricity transmission business in the first quarter of 2018; and

•	a $106 million gain on the sale of self-storage properties in our Real Estate segment during the current quarter.
Equity accounted income in the first nine months of 2018 decreased to $680 million, compared to $1.1 billion during the same period in 2017. In addition to the aforementioned explanations, the decrease is attributable to appraisal losses on certain GGP properties during the first quarter of 2018.
Fair value gains of $1.5 billion for the first nine months of 2018 were significantly higher than the $141 million reported in the prior period. In addition to the gains recognized during the current quarter, we recognized transaction-related gains relating to the recognition of deferred tax assets following a restructuring of our U.S. group in the first quarter of 2018 and strong valuation gains within our core office and LP investments real estate portfolios.

1.	Formerly referred to as Opportunistic

2.	See definition in Glossary of Terms beginning on page 56

15 BROOKFIELD ASSET MANAGEMENT

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30:

	Three Months Ended					Nine Months Ended
FOR THE PERIODS ENDED SEP. 30, 2018 (MILLIONS)	Acquisitions		Dispositions			Acquisitions		Dispositions
	Revenue	Net Income	Revenue		Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$330	$100	$(90)		$(21)	$663	$159	$(250)	$(131)
Renewable power	333	(4)	—		—	814	(73)	—	—
Infrastructure	248	19	—		(5)	647	181	—	(19)
Private equity and other	1,672	13	(2)		(17)	11,013	3	(9)	(6)
	2,583	128	(92)		(43)	13,137	270	(259)	(156)
Gains recognized in net income	—	15	—		106	—	624	—	159
	$2,583	$143	$(92)	$206	$63	$13,137	$894	$(259)	$3
Acquisitions
Private Equity
Recent acquisitions within our Private Equity segment contributed $1.7 billion of revenues and $13 million of net income for the three months ended September 30, 2018. Significant acquisitions include Westinghouse, our power generation industry service provider, acquired this quarter; a returnable plastic container business acquired in the second quarter of 2018; and tuck-in acquisitions completed at our road fuel distribution business in the fourth quarter of 2017.
Our results this quarter also benefited from the consolidation of our marine energy services business, previously an equity accounted investment. We are reflecting 100% of our marine energy services business’ third quarter revenues and 100% of the business’ net income in the table above as our original investment was made at the end of the third quarter of 2017. Gains that relate directly to the consolidation of this business are reported through the “Gains recognized in net income” line.
Renewable Power
Within our Renewable Power segment, recent acquisitions, primarily TERP and TerraForm Global, both of which are portfolios of wind and solar assets acquired in the fourth quarter of 2017, as well as a portfolio of European wind and solar assets acquired by TERP in the second quarter of 2018, contributed $333 million of revenues and a net loss of $4 million this quarter.
Real Estate
Numerous acquisitions in our core office and LP investment portfolios contributed $201 million and $49 million to revenues and net income, respectively.
In addition, since August 28, 2018, we have been consolidating the results of BPR; previously, we reported our 34% proportionate ownership share of GGP’s results as equity accounted income. We recognized $129 million of revenues since we began to consolidate this entity. We are also reporting our increased share of GGP’s net income, an incremental $51 million this quarter, to reflect our additional ownership interest as we are now consolidating the business. The net loss directly associated with the privatization of GGP is reported through the “Gains recognized in net income” line.
Infrastructure
Within our infrastructure operations, revenues increased by $248 million and net income increased by $19 million, primarily due to contributions from our recently acquired Colombian natural gas distribution and commercialization business.
Gains Recognized in Net Income
Gains of $15 million relate primarily to the net impact of the step-up acquisitions of GGP and our marine energy services business as well as gains relating to the acquisitions of certain assets in our Real Estate segment’s LP investments portfolio.

Q3 2018 INTERIM REPORT 16

Revenues and net income for the nine months ended September 30, 2018 increased by $13.1 billion and $0.9 billion, respectively, from the aforementioned transactions as well as contributions from businesses acquired during the first half of the prior year, most notably our road fuel distribution business, our Brazilian regulated gas transmission business and our Brazilian water treatment business.
On a year-to-date basis, we recognized total gains in net income of $624 million relating primarily to changes in the ownership of entities in the first quarter which gave rise to the recognition of previously unrecognized tax assets.
Further details relating to the significant acquisitions described above that were completed during the nine months ended September 30, 2018 are provided in Note 4 of the interim consolidated financial statements.
Dispositions
Recent asset sales across our listed issuers, including our European logistics business, our Chilean electricity transmission operation, several office properties and an oil and gas producer in Western Canada decreased revenues and net income by $92 million and $43 million, respectively in the third quarter of 2018. The gains recognized in net income relate to the portfolio premium earned on our sale of a portfolio of self-storage assets in our Real Estate segment.
Revenues and net income for the nine months ended September 30, 2018 decreased by $259 million and $156 million from the aforementioned transactions as well as the absence of revenues and net income from office property sales in Midtown Manhattan and our bath and shower manufacturing business.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	Change	2018	2017	Change
Investment properties	$409	$713	$(304)	$1,273	$1,102	$171
Transaction related gains, net of deal costs	(133)	(105)	(28)	844	20	824
Financial contracts	103	(390)	493	86	(704)	790
Impairment and provisions	(214)	(22)	(192)	(265)	(102)	(163)
Other fair value changes	(33)	(64)	31	(401)	(175)	(226)
Total fair value changes	$132	$132	$—	$1,537	$141	$1,396
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	Change	2018	2017	Change
Core office	$63	$53	$10	$131	$(296)	$427
LP investments and other	346	660	(314)	1,142	1,398	(256)
	$409	$713	$(304)	$1,273	$1,102	$171
We discuss the key valuation inputs of our investment properties on page 54.
Core Office
Appraisal gains in the current quarter related primarily to discount rate compression at certain Australian properties that are nearly ready for sale and higher rent growth assumptions for our Toronto properties, totaling $63 million.
Valuation gains of $53 million in the prior year quarter were primarily attributable to improved cash flow projections and higher market appraisals in our New York, Sydney and Calgary office portfolios, partially offset by losses from tenant departures and an amended projected sales price of a New York office building.
The nine-month appraisal gains also include increases in market rents at two office properties in Sydney.

17 BROOKFIELD ASSET MANAGEMENT

LP Investments and Other
Appraisal gains totaled $346 million in the quarter due to:

•	strong leasing activity and the completion of several developments within our India office portfolio; and

•	strengthened market conditions in several markets and compressed discount rates; partially offset by

•	losses in our U.S. opportunistic retail portfolio due to tenant move-outs.
In the prior year quarter, valuation gains of $660 million were primarily due to the signing of an agreement to sell our European industrial portfolio, strong cash flow growth and occupancy increases in our multifamily portfolios and strong leasing activity and increased market rents in our Indian office portfolio and our South Korean mixed-use building.
The nine-month period also includes gains on our manufactured housing portfolio for which the original appraisal model was updated during the first quarter, as well as tightening of discount and terminal capitalization rates in our U.S. industrial portfolios during the second quarter as valuation assumptions were updated to reflect de-risking of development properties upon meeting construction milestones.
Transaction Related Gains, Net of Deal Costs
Transaction related losses of $133 million in the third quarter of 2018 relate primarily to:

•
the privatization of GGP, resulting in a net transaction loss of $253 million, primarily due to the recognition of a $330 million deferred tax liability on the formation of BPR. Excluding this deferred tax liability, we recorded a $77 million gain on the transaction as the net bargain purchase gain was only partially offset by the fair value adjustments to write down the carrying value of our investment in GGP to its fair value immediately prior to acquiring control; and

•	deal costs of $146 million across the company; partially offset by

•
a $250 million gain recognized on taking control of our marine energy services business in our Private Equity segment. The fair value of our investment the day that it ceased to be equity accounted exceeded our carrying value, resulting in a fair value gain of $206 million. We also extinguished subsidiary level debt and warrants for a total gain of $44 million.

The year-to-date gains also include the recognition of previously unrecognized tax assets following the acquisition and restructuring of two businesses, as well as a gain following the extinguishment of outstanding debt relating to a hospitality asset.
Financial Contracts
Financial contracts include mark-to-market gains and losses on contracts related to foreign currency, interest rate, and pricing exposures that are not designated as hedges.
Unrealized gains of $103 million in the current quarter relate primarily to the mark-to-market movements on our interest rate swaps, cross-currency swaps and commodity derivatives as well as fair value changes on currency hedges which do not qualify for hedge accounting, partially offset by the amortization of option premiums.
The prior period losses relate to a change in fair value of our GGP warrants primarily due to a decrease in share price, as well as losses incurred on the valuation of our power, interest rate and foreign currency contracts.
Impairment and Provisions
Impairment charges relate primarily to a $180 million write-down of property, plant and equipment in our Canadian energy options in our Private Equity segment as a result of continued weakness in natural gas prices.

Q3 2018 INTERIM REPORT 18

Income Taxes
We recorded an aggregate income tax expense of $144 million in the third quarter of 2018, compared to $259 million in the same period of 2017, including current taxes of $119 million (2017 – $97 million) and a deferred tax expense of $25 million (2017 – $162 million).
The decrease in income tax expense relates primarily to a higher proportion of income earned in jurisdictions subject to lower tax rates than the Canadian domestic statutory income tax rate.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2018	2017	Change	2018	2017	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	(1)	—	(4)	1	(5)
Change in tax rates and new legislation	—	—	—	(4)	—	(4)
International operations subject to different tax rates	(14)	4	(18)	(3)	1	(4)
Taxable income attributed to non-controlling interests	(8)	(6)	(2)	(6)	(9)	3
Derecognition (recognition) of deferred tax assets	8	(3)	11	—	(4)	4
Non-recognition of the benefit of current year’s tax losses	2	2	—	2	4	(2)
Other	—	(1)	1	1	(2)	3
Effective income tax rate	13%	21%	(8)%	12%	17%	(5)%
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to an 8% and 6% reduction in the effective tax rate relative to the statutory tax rate in 2018 and 2017, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 14% reduction in our effective tax rate in the current quarter, compared to a 4% increase in the prior year quarter. The difference will vary from period to period depending on the relative proportion of income in each country.

19 BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2018 and December 31, 2017:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	Change
Assets
Investment properties	$79,217	$56,870	$22,347
Property, plant and equipment	59,688	53,005	6,683
Equity accounted investments	31,994	31,994	—
Cash and cash equivalents	7,839	5,139	2,700
Accounts receivable and other	15,424	11,973	3,451
Intangible assets	16,146	14,242	1,904
Other assets	23,653	19,497	4,156
Total Assets	$233,961	$192,720	$41,241
Liabilities
Borrowings and other non-current financial liabilities	$119,411	$88,867	$30,544
Other liabilities	26,291	23,981	2,310
Equity
Preferred equity	4,192	4,192	—
Non-controlling interests	61,376	51,628	9,748
Common equity	22,691	24,052	(1,361)
Total Equity	88,259	79,872	8,387
	$233,961	$192,720	$41,241
September 30, 2018 vs. December 31, 2017
Recent acquisitions had a significant impact on our consolidated balance sheet this period. Consolidated assets at September 30, 2018 were $234.0 billion, an increase of $41.2 billion since December 31, 2017. The increases noted in the table above are largely attributable to $57.3 billion of assets acquired through business combinations, increases in the fair value of our investment properties and additions to our fixed asset portfolios, including ongoing construction of existing assets and asset purchases. Further details on business combinations are provided in Note 4 of the interim consolidated financial statements.
Asset increases were partially offset by the derecognition of certain equity accounted investments upon obtaining controlling interests, asset sales during the period and decreasing foreign exchange rates in the major non-U.S. currencies in which we operate.
Investment properties consist primarily of the company’s real estate assets. The balance as at September 30, 2018, increased by $22.3 billion, primarily due to:

•
acquisitions of $23.2 billion, including $18.0 billion of investment properties at GGP previously reported through equity accounted investments. In addition, our investments in office buildings in New York and Chicago, retail properties in China, a U.K. student housing portfolio, an office park in Mumbai and a mixed-use entertainment complex in Germany increased investment properties by $5.2 billion;

•	additions of $1.8 billion as we enhanced or expanded numerous properties through capital expenditures; and

•	appraisal gains recorded in fair value changes of $1.3 billion, largely within our LP investments portfolio (refer to pages 17 and 18 for further information); partially offset by

•	the $1.4 billion impact of decreasing foreign exchange rates; and

•
sales or reclassifications of $2.5 billion, including the partial sale of an office property in Toronto, the sale of 112 self-storage properties across the U.S. and the reclassification of a number of properties to held for sale, including a terminal building in Toronto and an office tower in Ottawa.

We provide a continuity of investment properties in Note 9 of the interim consolidated financial statements.

Q3 2018 INTERIM REPORT 20

Property, plant and equipment increased by $6.7 billion primarily as a result of:

•
acquisitions of $9.7 billion, across all our operating segments, most significantly an infrastructure services provider in our Private Equity segment, a portfolio of extended-stay hotels across the U.S., hotel properties in Washington and Florida, wind and solar assets in Europe, a Colombian natural gas distribution and commercialization business and the consolidation of a marine energy services business that was previously equity accounted; and

•	additions of $1.4 billion primarily related to growth capital expenditures across all our operating segments; partially offset by

•	the negative impact of foreign currency translation of $1.7 billion; and

•
depreciation expense of $1.7 billion as well as sales in the period, including the reclassification of $781 million to assets held for sale, most notably certain South African wind and solar assets within our Renewable Power segment.

We provide a continuity of property, plant and equipment in Note 10 of the interim consolidated financial statements.
Our September 30, 2018 equity accounted investments balance is consistent with year-end. Significant in-period changes include:

•	the $2.5 billion net impact of the GGP transaction, as the derecognition of our investment in GGP was more than offset by the consolidation of equity accounted investments held within GGP;

•	$1.4 billion of other additions or acquisitions through business combinations across our operating segments; and

•	our share of comprehensive income of $702 million; offset by

•	the sale of our $1.0 billion Chilean electricity transmission operation;

•	the reclassification of our marine energy services business and two entities in our Real Estate and Corporate segments to consolidated subsidiaries after taking control of these entities;

•	distributions received and returns of capital of $1.3 billion; and

•	the $1.0 billion impact of decreasing foreign exchange rates.
We provide a continuity of equity accounted investments in Note 8 of the interim consolidated financial statements.
Cash and cash equivalents increased by $2.7 billion as at September 30, 2018 compared to year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows in the interim consolidated financial statements and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Intangible assets increased by $1.9 billion resulting from:

•
acquisitions of $3.8 billion, primarily from our third quarter acquisitions of an infrastructure services provider in our Private Equity segment and an Indian toll road in our Infrastructure segment; and

•	additions of $221 million across our various businesses; partially offset by

•	the negative impact of foreign exchange of $1.7 billion; and

•	depreciation expense of $452 million.
Other assets are comprised of inventory, goodwill, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $4.2 billion is primarily a result of acquisitions completed in the year which increased all components of other assets, including adding $2.0 billion of goodwill, partially offset by the impact of decreasing foreign exchange rates.

21 BROOKFIELD ASSET MANAGEMENT

Borrowings and other non-current financial liabilities consist of our non-recourse borrowings, corporate borrowings, subsidiary equity obligations, non-current accounts payable and other long-term liabilities that are due after one year. The increase of $30.5 billion since year end is primarily related to increases in borrowings as a result of:

•
$27.8 billion in additional property-specific borrowings due to acquisitions across multiple operating segments, most notably the privatization of GGP, and debt refinancings in various businesses, including our graphite electrode manufacturing business, our Brazilian regulated gas transmission business and our U.S. self-storage portfolio, partially offset by the impact of decreasing foreign exchange rates;

•	$1.0 billion increase in corporate borrowings due to a corporate debt issuance and commercial paper issuances, partially offset by decreasing foreign exchange rates; partially offset by

•
a $247 million decrease in subsidiary borrowings, largely attributable to the repayment of amounts previously drawn on revolving or term bank facilities, particularly within our infrastructure business, and the impact of decreasing foreign exchange rates, partially offset by our real estate operations issuing debt to raise funds for new acquisitions.

Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Total
Common equity, beginning of period	$24,052
Changes in period
Changes in accounting policies	(218)
Net income to shareholders	1,700
Common dividends	(431)
Preferred dividends	(114)
Foreign currency translation	(1,176)
Other comprehensive income	333
Share repurchases, net of issuances and vesting	(178)
Ownership changes and other	(1,277)
(1,361)
Common equity, end of period	$22,691
Common equity decreased by $1.4 billion to $22.7 billion during the nine-month period ended September 30, 2018. The change includes:

•
a reduction in opening common equity of $218 million to reflect the adjustments required to transition to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9 Financial Instruments (“IFRS 9”);

•	net income attributable to shareholders of $1.7 billion during the first nine months of 2018;

•
other comprehensive losses of $843 million, mostly attributable to foreign currency translation losses of $1.2 billion as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar;

•
share repurchases, net of issuances and vesting, of $190 million, which included $211 million paid to repurchase 5.2 million Class A common shares (“Class A shares”), of which $160 million was to fund long-term compensation plans; and

•
ownership changes and other which are primarily related to the dilution loss to reflect our reduced ownership interest in BPY following the GGP privatization, partially offset by gains relating to the partial disposition of our graphite electrode manufacturing business through initial public and secondary offerings in the second and third quarters, respectively.

Q3 2018 INTERIM REPORT 22

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Brookfield Property Partners L.P.	$30,841	$19,736
Brookfield Renewable Partners L.P.	9,729	10,139
Brookfield Infrastructure Partners L.P.	10,305	11,376
Brookfield Business Partners L.P.	4,505	4,000
Other participating interests	5,996	6,377
	$61,376	$51,628
Non-controlling interests increased by $9.7 billion to $61.4 billion as at September 30, 2018, primarily due to:

•
ownership changes attributable to non-controlling interests of $9.2 billion relate to equity issued to former GGP shareholders as consideration for their interest in GGP and co-investment capital raised within GGP as part of the acquisition;

•
comprehensive income attributable to non-controlling interests which totaled $890 million; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar; and

•	net equity issuances to non-controlling interests totaling $3.8 billion; partially offset by

•	$4.1 billion of distributions to non-controlling interests.

23 BROOKFIELD ASSET MANAGEMENT

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period End Rates			Three Months Ended			Nine Months Ended
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Australian dollar	0.7222	0.7809	(8)%	0.7315	0.7897	(7)%	0.7579	0.7662	(1)%
Brazilian real[1]	4.0032	3.3080	(17)%	3.9510	3.1636	(20)%	3.6049	3.1746	(12)%
British pound	1.3031	1.3521	(4)%	1.3032	1.3086	—%	1.3516	1.2760	6%
Canadian dollar	0.7745	0.7953	(3)%	0.7652	0.7980	(4)%	0.7769	0.7658	1%

1.	U.S. dollar to Brazilian real
As at September 30, 2018, our IFRS net equity of $22.7 billion was invested in the following currencies: United States dollars – 58%; Brazilian reais – 13%; British pounds – 13%; Australian dollars – 6%; Canadian dollars – 4%; and other currencies – 6%. Currency exchange rates relative to the U.S. dollar at the end of the third quarter of 2018 were lower than December 31, 2017 for all of our significant non-U.S. dollar investments.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2018	2017	2018	2017
Australian dollar	$(154)	$122	$(489)	$503
Brazilian real	(436)	674	(2,563)	149
British pound	(131)	308	(342)	753
Canadian dollar	(133)	344	(397)	687
Other	(199)	278	(277)	557
	(1,053)	1,726	(4,068)	2,649
Currency hedges[1]	143	(588)	775	(1,598)
	$(910)	$1,138	$(3,293)	$1,051
Attributable to:
Shareholders	$(437)	$379	$(1,176)	$420
Non-controlling interests	(473)	759	(2,117)	631
	$(910)	$1,138	$(3,293)	$1,051

1.	Net of deferred income taxes of $1 million for the three months ended September 30, 2018 and $42 million for the nine months ended September 30, 2018
Lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real which decreased 17% from the beginning of the year, reduced our equity net of currency hedges for the three and nine months ended September 30 by $910 million and $3.3 billion, respectively. Gains on our hedges against the Australian, British and Canadian currencies, for which financial contracts and foreign currency debt are used to reduce exposures, partially offset the foreign currency translation losses. We typically do not hedge our equity in Brazil and other emerging markets due to the high costs associated with these contracts.

Q3 2018 INTERIM REPORT 24

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2018			2017				2016
FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues[1]	$14,858	$13,276	$12,631	$13,065	$12,276	$9,444	$6,001	$6,935
Net income	941	1,664	1,855	2,083	992	958	518	97
Net income (loss) to shareholders	163	680	857	1,046	228	225	(37)	173
Per share
– diluted	$0.11	$0.62	$0.84	$1.02	$0.20	$0.19	$(0.08)	$0.14
– basic	0.11	0.64	0.85	1.05	0.20	0.20	(0.08)	0.15

1.	Prior period revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2018			2017				2016
FOR THE THREE MONTHS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$132	$833	$572	$280	$132	$213	$(204)	$(488)
Income taxes	(144)	(339)	(153)	(110)	(259)	(119)	(125)	(211)
Net impact	$(12)	$494	$419	$170	$(127)	$94	$(329)	$(699)
Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
Revenues increased primarily due to recent acquisitions across all segments, including the privatization of GGP, and organic growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the GGP privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to recent acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrode manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and appraisal and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

25 BROOKFIELD ASSET MANAGEMENT

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized in the current quarter.

•
The increase in revenues in the fourth quarter of 2017 is attributable to organic growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of our European logistics company and from a change in basis of accounting for Norbord.

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

•
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including a regulated gas transmission operation and leading water treatment business, both in Brazil, and a road fuel distribution business.

•
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on our GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in our residential business.

•
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by an impairment of $530 million on certain financial assets as a result of lower valuations based on stock market prices in our private equity operations.

Q3 2018 INTERIM REPORT 26

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2018 and the same period in 2017 and 2016 are summarized in the following table:

	Distribution per Security
	2018	2017	2016
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.45	$0.42	$0.39
Special distribution to Class A and Class B shares[2,3]	—	0.11	0.45
Class A Preferred Shares
Series 2	0.35	0.28	0.27
Series 4 + Series 7	0.35	0.28	0.27
Series 8	0.50	0.40	0.38
Series 9	0.40	0.39	0.54
Series 13	0.35	0.28	0.27
Series 14[4]	—	—	0.11
Series 15	0.29	0.19	0.18
Series 17	0.69	0.68	0.68
Series 18	0.69	0.68	0.68
Series 24[5]	0.44	0.43	0.65
Series 25[5]	0.50	0.41	0.14
Series 26[6]	0.51	0.55	0.64
Series 28[7]	0.40	0.57	0.65
Series 30	0.68	0.69	0.68
Series 32	0.66	0.65	0.64
Series 34	0.61	0.60	0.60
Series 36	0.71	0.70	0.69
Series 37	0.71	0.70	0.69
Series 38	0.64	0.63	0.62
Series 40	0.66	0.65	0.64
Series 42	0.66	0.65	0.64
Series 44	0.73	0.72	0.71
Series 46[8]	0.70	0.79	—
Series 48[9]	0.46	—	—

1.	Class B Limited Voting Shares (“Class B shares”)

2.	Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017

3.	Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values

4.	Redeemed March 1, 2016

5.	1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016

6.	Dividend rate reset commenced April 1, 2017

7.	Dividend rate reset commenced July 1, 2017

8.	Issued November 18, 2016

9.	Issued September 13, 2017
Dividends on the Class A and Class B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

27 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees[1] for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services, energy and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization[1], including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 28

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a period-over-period basis for comparative purposes:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Asset management	$463	$327	$136	$320	$211	$109	$331	$312	$19
Real estate	2,039	1,671	368	464	382	82	16,971	16,725	246
Renewable power	933	612	321	48	45	3	4,331	4,944	(613)
Infrastructure	1,257	1,016	241	80	87	(7)	2,545	2,834	(289)
Private equity	10,010	8,242	1,768	247	137	110	4,298	4,215	83
Residential development	640	698	(58)	16	(24)	40	2,578	2,915	(337)
Corporate activities	54	103	(49)	(90)	(29)	(61)	(8,363)	(7,893)	(470)
Total	$15,396	$12,669	$2,727	$1,085	$809	$276	$22,691	$24,052	$(1,361)

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the interim consolidated financial statements
Total revenues and FFO were $15.4 billion and $1.1 billion in the current quarter compared to $12.7 billion and $809 million, in the prior year quarter, respectively. FFO includes realized disposition gains of $401 million in the third quarter of 2018 compared to $220 million in the prior year quarter.
Revenues increased by $2.7 billion to $15.4 billion in the current period, primarily as a result of:

•	recent acquisitions across all business groups, including Westinghouse, as well as the step-up acquisitions of GGP and our marine energy services business; and

•	organic growth, including the impact of improved pricing in our graphite electrode manufacturing business; partially offset by

•
the absence of revenues from Norbord which was consolidated up until the fourth quarter of 2017 at which time we sold a partial interest and therefore no longer hold a controlling interest in the business.

FFO excluding disposition gains increased by $95 million from the prior year quarter primarily due to recent acquisitions and organic growth described above as well as higher base management and performance fees in our asset management business partially offset by the impact of decreasing foreign exchange rates.
In the third quarter of 2018, we realized disposition gains of $120 million in our Private Equity segment following the secondary offering of shares in our graphite electrode manufacturing business and a share buyback completed by the business. In our Real Estate segment, asset sales associated with the GGP privatization and the sale of a portfolio of self-storage properties resulted in realized gains of $281 million.
Common equity decreased by $1.4 billion to $22.7 billion as contributions from earnings across our businesses were more than offset by the impact of decreasing foreign exchange rates and ownership changes on the privatization of GGP.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

29 BROOKFIELD ASSET MANAGEMENT

Fee Bearing Capital
The following table summarizes fee bearing capital:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total 2018	Total 2017
Real estate	$25,646	$31,267	$—	$56,913	$41,636
Renewable power	15,854	7,814	—	23,668	23,930
Infrastructure	17,769	16,441	—	34,210	38,751
Private equity	4,957	5,630	—	10,587	8,618
Diversified	—	—	15,236	15,236	12,655
September 30, 2018	$64,226	$61,152	$15,236	$140,614	n/a
December 31, 2017	$60,560	$52,375	$12,655	n/a	$125,590
Fee bearing capital increased by $11.3 billion during the quarter. The principal changes are set out in the following table and described in further detail below:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, June 30, 2018	$55,829	$57,035	$16,438	$129,302
Inflows	6,793	4,907	662	12,362
Outflows	—	—	(2,017)	(2,017)
Distributions	(1,108)	(694)	—	(1,802)
Market valuation	2,690	69	151	2,910
Other	22	(165)	2	(141)
Change	8,397	4,117	(1,202)	11,312
Balance, September 30, 2018	$64,226	$61,152	$15,236	$140,614
Listed partnership capital increased by $9.5 billion, excluding quarterly distributions, due to:

•
$6.8 billion of inflows, including $5.7 billion related to the BPY and BPR capital issued as a result of the GGP privatization (BAM is entitled to earn incentive distributions on the units issued as part of the transaction effective the closing date but has agreed to a one-year management fee holiday on this capital). Additional inflows included $0.8 billion of debt and/or preferred equity issued at BIP and BEP; and

•	$2.7 billion market valuation increase due to higher unit prices across each of the listed partnerships.
Private fund capital increased by $4.1 billion, primarily due to $4.9 billion of inflows, including $2.7 billion of co-investment capital related to the privatization of GGP, $1.1 billion of commitments to our third flagship real estate fund and additional commitments across our multifamily and open-end real estate funds.
Public securities capital decreased by $1.2 billion due to the redemption of a low margin managed account as well as positive net inflows to our energy infrastructure and real asset solutions funds that were offset by net outflows to our infrastructure and real asset debt funds.

Q3 2018 INTERIM REPORT 30

Carry Eligible Capital1
Carry eligible capital increased $2.7 billion during the quarter to $49.6 billion as at September 30, 2018. This represents an increase of $1.4 billion relating to the GGP co-investment, $1.1 billion from commitments to our latest flagship real estate fund and additional capital from other funds raised in the quarter.
As at September 30, 2018, $29.5 billion of carry eligible capital has been deployed (December 31, 2017 – $24.2 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently an additional $20.1 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2017 – $18.2 billion).
Operating Results
Asset management revenues include fee related earnings1 and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings, realized carried interest, net1, and unrealized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO
	Ref.	2018	2017	2018	2017
Fee related earnings	i	$463	$302	$320	$186
Realized carried interest, net	ii	—	25	—	25
Asset management FFO		$463	$327	$320	$211

Unrealized carried interest				$85	$367
Less: direct costs				(25)	(95)
Unrealized carried interest, net	iii			$60	$272
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2018	2017
Fee revenues[1]
Base management fees	$313	$262
Incentive distributions	52	38
Performance fees	94	—
Transaction and advisory fees	4	2
	463	302
Direct costs and other	(143)	(116)
Fee related earnings	$320	$186
Fee related earnings increased by $134 million from the prior year quarter as a result of increased performance fees and continued growth in base management fees and incentive distributions.

•	Base management fees of $313 million in the quarter include fees earned from our listed partnerships, private funds and public securities businesses. The increase of $51 million is due to:

◦
$36 million increase in private funds fees, including incremental catch-up fees of $5 million, primarily due to $8.5 billion of funds raised for our third flagship real estate fund. Catch-up fees are earned on commitments received in quarters subsequent to the initial close of a fund where base fees accrue from the initial close;

◦	$10 million increase in public securities fee revenues due to the acquisition of an energy and infrastructure investment advisor acquired in the first quarter of 2018; and

1.	See definition in Glossary of Terms beginning on page 56

31 BROOKFIELD ASSET MANAGEMENT

◦
$5 million increase in listed partnership fees as a result of taking over the management of TERP in the fourth quarter of 2017 and increased market valuation at BBU resulting from strong unit price appreciation over the last twelve months.

•
Incentive distributions from BIP, BEP and BPY increased by $14 million to $52 million, a 37% increase from 2017. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 8%, 5% and 7%, respectively, as well as the impact of equity issued by BIP, BEP and BPY.

•
Performance fees of $94 million represent fees earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price over the previous threshold. There was no performance fee recorded in the third quarter of 2017. In the third quarter of 2018, BBU’s volume weighted average unit price increased by 10%; following the fee earned in the quarter, the performance threshold was revised upwards to $41.96.

•
Direct costs and other consist primarily of employee compensation expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $27 million year-over-year as we continue to build out our organization to support current and future growth.

The margin on our fee related earnings, excluding the impact of the BBU performance fee, catch-up fees and transaction and advisory fees, was 60% in the current year period, compared with 61% in the prior year quarter.
ii.    Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term when the amount of carried interest to be recognized is no longer subject to future investment performance. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements.
We realized no carried interest during the quarter (2017 – $25 million).
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are shown in the following table:

	2018			2017
AS AT AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,527	$(778)	$1,749	$1,219	$(384)	$835
In-period change
Unrealized in period[1]	113	(31)	82	363	(93)	270
Foreign currency revaluation	(28)	6	(22)	4	(2)	2
	85	(25)	60	367	(95)	272
Less: realized	—	—	—	(25)	—	(25)
	85	(25)	60	342	(95)	247
Accumulated unrealized, end of period	$2,612	$(803)	$1,809	$1,561	$(479)	$1,082

1.
Unrealized carried interest generated in period is defined in the Glossary of Terms on page 56 and represents management’s estimate of carried interest if funds were wound up at period end. Amounts that will be realized are dependent on future investment performance

Favorable investment performance in our private funds generated $113 million of unrealized carried interest during the quarter, compared with $363 million in the prior year quarter. This was partially offset by $28 million of foreign exchange losses compared with $4 million of foreign exchange gains in the prior year quarter. The foreign exchange losses this quarter were largely due to the depreciation of South American currencies relating to assets within our real estate and infrastructure funds.
Accumulated unrealized carried interest totaled $2.6 billion at September 30, 2018. We estimate that approximately $803 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. We expect to recognize $1.3 billion of this carry within the next three years, though recognition of this carried interest is dependent on future investment performance.

Q3 2018 INTERIM REPORT 32

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Property Partners
Equity units[1]	i	$1,811	$1,479	$159	$163	$14,902	$15,388
Preferred shares		16	19	16	19	765	1,265
		1,827	1,498	175	182	15,667	16,653
Other real estate investments		212	173	8	—	1,304	72
Realized disposition gains	ii	—	—	281	200	—	—
		$2,039	$1,671	$464	$382	$16,971	$16,725

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 73.2 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPR Class A shares, together representing an effective economic interest[2] of 53% of BPY

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 56
There were two significant transactions during the quarter that impacted our presentation of results in the Real Estate segment:

•	On August 28, 2018, BPY completed the privatization of GGP Inc., previously a 34%-owned equity accounted investment, and began consolidating its results.

◦
A new publicly traded entity, Brookfield Property REIT Inc. (“BPR”) was formed, issuing 161 million BPR Class A shares to former GGP shareholders as consideration. As BPR shareholders are entitled to an economic return equivalent to that of BPY unitholders, BPR Class A shares are treated as a separate class of BPY equity.

◦
Consideration paid to GGP’s shareholders also included 88 million newly issued BPY LP units. In addition, BAM acquired 21 million BPY LP units on conversion of its $500 million Class C preferred shares. As a result of these transactions, BAM’s effective ownership of BPY was reduced from 69% to 53%.

◦
BPR’s results are included in BPY’s core retail operations. For the first two months of the quarter, BPY picked-up its 34% share of GGP’s results and we reported our 69% share of BPY’s FFO. For the month of September, BPR is incorporated into BPY’s consolidated results, and we are reporting our 53% share of the combined entity.

•
During the quarter, BPY sold 27.5% of its interest in a portfolio of operating and development assets in New York to BAM for net cash proceeds of $1.4 billion. We expect to syndicate out our interest to third-party investors in the near term. Our share of this portfolio of assets’ FFO and common equity are included in “other real estate investments.”

Revenues from our real estate operations increased by $368 million while FFO prior to disposition gains remained relatively consistent at $183 million. The increase in revenues is primarily attributable to same-property1 growth in our core office portfolio and the incremental contributions from BPR once we started to consolidate its results in the last month of the quarter. These contributions were offset by the impact of our reduced ownership interest in BPY during the last month of the quarter and lower same-store occupancy at our core retail assets which impacted performance.

1.	See definition in Glossary of Terms beginning on page 56

33 BROOKFIELD ASSET MANAGEMENT

Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2018	2017
Core office	$136	$126
Core retail	146	128
LP investments[1]	74	88
Corporate	(107)	(106)
Attributable to unitholders	249	236
Non-controlling interests	(90)	(73)
Brookfield’s interest	$159	$163

1.	Formerly known as “Opportunistic”
BPY’s FFO for the third quarter of 2018 was $249 million, an increase of $13 million since the prior year quarter. Our share of its FFO decreased to $159 million from $163 million as a result of our reduced ownership interest in BPY following the GGP privatization.
Core Office
FFO increased by $10 million to $136 million primarily due to same-property growth of $12 million, resulting from an increase in occupancy rates from 90.7% in the prior year quarter to 91.9% due to new lease commencements. These results were partially offset by the impact of foreign exchange.
Core Retail
FFO increased by $18 million to $146 million in the current quarter. Excluding the impact of $10 million of FFO recognized on condominium sales related to ancillary developments in the prior period, FFO increased by $28 million primarily due to:

•	the incremental contributions from BPR on a consolidated basis in the last month of the quarter; partially offset by

•	a decline in same-property performance as a result of lower occupancy rates which have decreased to 94.6% in the current quarter compared to 95.4% in the prior year quarter.
LP Investments
FFO decreased from $88 million to $74 million primarily due to the absence of FFO from investments sold during the last twelve months, net of assets acquired. This impact was partially offset by same-property growth at existing portfolio assets.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $107 million were in line with the prior period as higher interest expense due to a higher average indebtedness was partially offset by lower general and administrative expenses.
ii.    Realized Disposition Gains
Realized disposition gains of $281 million relate to the sale of properties in our core retail and LP investments portfolios. Most significantly, interests in certain core retail properties were sold to joint-venture partners for realized gains of $246 million. In addition, our sale of a portfolio of self-storage assets resulted in gains of $36 million.
Prior year disposition gains of $200 million relate primarily to the sales of three core office properties.
Common Equity
Common equity in our Real Estate segment increased $246 million to $17.0 billion as at September 30, 2018 from $16.7 billion as at December 31, 2017 primarily due to the significant transactions discussed above. In particular:

•
the acquisition of our 27.5% interest in a portfolio of operating and development assets in New York added $1.4 billion to period end common equity in the directly held investments; this was partially offset by

•
attribution of a portion of our common equity to non-controlling interests resulting from a dilution loss on the change in our effective ownership of BPY to 53% and the recognition of certain deferred tax balances.

Q3 2018 INTERIM REPORT 34

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Renewable Partners[1]	i	$946	$615	$58	$50	$3,625	$4,143
Brookfield Energy Marketing and other[2]	ii	(13)	(3)	(10)	(5)	706	801
		$933	$612	$48	$45	$4,331	$4,944

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 60% of BEP. Segment revenues at BEP include $264 million (2017 – $nil) of revenue from TERP

2.
Revenues in Brookfield Energy Marketing Inc. (“BEMI”) represent the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted or uncontracted basis

Compared to the prior year quarter, revenues and FFO generated by our renewable power operations increased by $321 million and $3 million, respectively. Contributions from recent acquisitions, favorable price increases and cost reductions were partially offset by lower generation across same store assets and the impact of unfavorable foreign exchange.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $ MILLIONS)	2018	2017	2018	2017	2018	2017
Hydroelectric	4,059	4,583	4,509	4,493	$104	$132
Wind energy	997	476	1,187	560	29	18
Solar	279	—	260	—	31	—
Storage and other	217	139	—	—	11	6
Corporate	—	—	—	—	(70)	(65)
Attributable to unitholders	5,552	5,198	5,956	5,053	105	91
Non-controlling interests and other[2]					(47)	(41)
Brookfield’s interest					$58	$50

1.
Actual generation and long-term average generation are proportionate to BEP; Refer to definition of Long-term average generation and Proportionate basis generation in Glossary of Terms beginning on page 56

2.	Includes incentive distributions paid to Brookfield of $10 million (2017 – $7 million) as the general partner of BEP
BEP’s FFO for the third quarter of 2018 was $105 million, of which our share was $58 million, compared to $50 million in the prior year quarter. Generation for the quarter totaled 5,552 GWh, 7% below the long-term average (“LTA”), but a 7% increase compared to the prior year quarter due to acquisitions.

35 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
Hydroelectric FFO decreased by $28 million to $104 million due primarily to:

•	a $29 million decrease in North American FFO as generation was 5% below LTA and 13% below the prior year quarter, partially offset by cost reduction initiatives; and

•
a $6 million decrease in Brazil, as development projects and inflation indexation on contracts, which resulted in higher constant currency revenues, were more than offset by the impact of unfavorable foreign exchange; partially offset by

•
a $7 million increase in Colombia due to higher realized prices which are attributable to inflation indexation on existing contracts, renegotiation of contracts at higher prices and higher market prices.

Wind
Wind operations’ FFO increased by $11 million to $29 million due to the contributions from North American and Brazilian assets acquired in the TERP and TerraForm Global transactions in the fourth quarter of 2017 and a portfolio of European wind assets acquired in the second quarter of 2018, partially offset by unfavorable foreign exchange in Brazil.
Solar
FFO from our solar operations increased by $31 million over the prior year quarter due to contributions from our acquisitions of TERP and TerraForm Global in the fourth quarter of 2017 as well as the acquisition of a portfolio of European solar assets in the second quarter of 2018.
Storage and Other
Storage and other activities contributed $11 million in FFO this quarter compared to $6 million in the prior year quarter. The increase is due to contributions from improved capacity pricing and generation at our pumped storage facility in North America.
Corporate
The corporate FFO deficit increased by $5 million primarily due to interest expense from new borrowings to fund growth in our businesses.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP as described below. We are entitled to sell the power we purchase from BEP, which we do through either contracted or uncontracted sales. In addition, we are entitled to any ancillary revenues, such as capacity payments, renewable energy credits or revenues generated for the peaking ability of plants under contract.
We purchased 1,471 GWh in the current quarter from BEP at $63 per MWh, compared to 2,051 GWh at $69 per MWh in the prior year quarter, which we sold through contracted and uncontracted channels for an average of $56 per MWh compared to $66 per MWh in the prior year quarter.
As a result of the negative margins realized on the sale of purchased power, BEMI incurred an FFO deficit of $10 million during the current quarter compared to a deficit of $5 million in the prior year quarter. The increase in BEMI’s FFO deficit this quarter was mainly attributable to lower realized prices on uncontracted generation as well as lower generation sold under long-term contracts.
Common Equity
Common equity in our Renewable Power segment decreased to $4.3 billion at September 30, 2018 from $4.9 billion at December 31, 2017, as the impact of FFO and contributions from new acquisitions was more than offset by depreciation and distributions paid to investors as well as unfavorable foreign exchange, particularly the weakening of the Brazilian real against the U.S. dollar. Our renewable power property, plant and equipment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

Q3 2018 INTERIM REPORT 36

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO			Common Equity
	Ref.	2018	2017	2018		2017	2018	2017
Brookfield Infrastructure Partners[1]	i	$1,205	$968	$73		$81	$1,815	$2,098
Sustainable resources and other	ii	52	48	7	(7)	6	730	736
		$1,257	$1,016	$80		$87	$2,545	$2,834

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP

Revenues generated by our Infrastructure segment increased by $241 million while FFO decreased by $7 million compared to the prior year quarter. Revenues and FFO were both positively impacted by organic growth and by recent acquisitions in our utilities business. Overall, FFO decreased as the sale of our Chilean electricity transmission business and the impact of decreasing foreign exchange rates offset the aforementioned contributions.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2018	2017
Utilities	$130	$170
Transport	119	136
Energy	59	48
Data infrastructure	19	19
Corporate	(49)	(72)
Attributable to unitholders	278	301
Non-controlling interests and other[1]	(205)	(220)
Brookfield’s interest	$73	$81

1.	Includes incentive distributions paid to Brookfield of $34 million (2017 – $28 million) as the general partner of BIP
BIP’s FFO for the third quarter of 2018 was $278 million, of which our share was $73 million, compared to $81 million in the prior year quarter. Decreases in foreign exchange rates, in particular the weakening of the Brazilian real, affected results in the utilities and transport lines of business. Other factors contributing to the current quarter’s results are described below.
Utilities
FFO of $130 million was $40 million lower than the prior year quarter. In addition to the impact of foreign exchange, the decrease was primarily due to:

•	the impact of the sale of our Chilean electricity transmission operation in the first quarter of 2018; and

•	issuance of debt by our Brazilian regulated gas transmission business which increased interest expenses; partially offset by

•	organic growth of 4% on a constant currency basis and strong connection activity at our U.K. regulated distribution business.

37 BROOKFIELD ASSET MANAGEMENT

Transport
FFO from our transport operations of $119 million was $17 million lower than the prior year quarter. In addition to the impact of foreign exchange, the decrease was due to:

•	lower volumes from our mineral customers in our Australian rail business; and

•	expiry of a concession related to one of our state roads in Brazil; partially offset by

•	6% organic growth on a constant currency basis from higher tariffs and strong volumes at most of our operations.
Energy
FFO from our energy operations of $59 million was $11 million higher than the prior year quarter reflecting higher transport volumes at our North American natural gas transmission business and new customer connections at our North American district energy operations.
Data Infrastructure
Our data infrastructure FFO was consistent with the prior year quarter.
Corporate
The in-period FFO loss was reduced from $72 million to $49 million due to:

•	lower base management fees as capitalization values were lower compared to the prior period;

•	lower interest expense as there were no amounts drawn on the corporate credit facility during the quarter; and

•	realized gains recognized on the sale of financial assets.

ii.	Sustainable Resources and other
Our sustainable resources and other FFO was comparable to the prior year quarter.
Common Equity
Common equity in our Infrastructure segment decreased to $2.5 billion as at September 30, 2018 (December 31, 2017 – $2.8 billion), as FFO contributions were more than offset by the impact of unfavorable foreign exchange rates, depreciation and distributions to unitholders.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

Q3 2018 INTERIM REPORT 38

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Business Partners[1]	i	$9,981	$7,650	$52	$46	$1,982	$2,064
Norbord	ii	—	579	68	62	1,332	1,364
Other investments		29	13	7	9	984	787
Realized disposition gains	iii	—	—	120	20	—	—
		$10,010	$8,242	$247	$137	$4,298	$4,215

1.
Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU

Revenues and FFO before disposition gains increased by $1.8 billion and $10 million, respectively, due to organic growth within existing operations and contributions from acquisitions since the prior year quarter, most notably Westinghouse, which provides services to the power generation industry. These contributions were partially offset by the absence of revenues and FFO from asset sales and the deconsolidation of our investment in Norbord, after we sold our controlling stake in the business in the fourth quarter of 2017.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2018	2017
Business services[1]	$26	$40
Infrastructure services	49	—
Industrial operations	76	22
Energy	35	(5)
Corporate	(16)	(11)
Attributable to unitholders	170	46
Performance fees	(94)	—
Non-controlling interests	(24)	(12)
Segment reallocation and other[2]	—	12
Brookfield’s interest	$52	$46

1.	Effective Q3-2018, the construction services segment was amalgamated with the business services segment; comparative figures were restated to reflect the reclassification

2.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU

BBU generated $170 million of FFO, of which our share was $52 million, compared to $46 million in the prior year quarter. Contributions from organic growth in a number of businesses and acquisitions completed since the third quarter of 2017 across the Private Equity segment were partially offset by lower margins at our business services operations, higher management fees due to increases in BBU’s capitalization value and performance fees paid as a result of BBU unit price appreciation.

39 BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO decreased by $14 million to $26 million due to:

•	lower margins at our construction services and road fuel distribution businesses; and

•
the net impact of M&A activity, as the absence of contributions from our recently sold real estate brokerage services business offset contributions from the recent acquisition of our gaming operations business in Ontario.

Previously recognized margins in our construction services business, deferred following the adoption of IFRS 15, will be released to FFO over time, but there is no material impact on FFO in the third quarter of 2018.
Infrastructure Services
Our new infrastructure services segment is comprised solely of Westinghouse, a leading service provider to the power generation industry, acquired on August 1, 2018. Our infrastructure services segment generated FFO of $49 million for the quarter, which includes:

•	contributions from strong margins driven by the mix of work; and

•	a one-time recovery on a project settlement; partially offset by

•	higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition.
We anticipate that results in our infrastructure services segment will fluctuate seasonally, as most revenues are generated during the first and third quarters. In addition, as maintenance and refueling are carried out on an 18-month cycle, performance may also fluctuate cyclically as there will be years when more customers go offline resulting in higher FFO for the business.
Industrial Operations
FFO increased by $54 million to $76 million, primarily due to strong pricing at our graphite electrode manufacturing business and our palladium mining operation, partially offset by lower contributions at our Brazilian water treatment business due to the impact of foreign exchange.
Energy
FFO from our energy operations increased by $40 million to $35 million. Excluding the prior period impact of a $16 million one-time disposition loss on the sale of an oil and gas producer in western Canada, FFO increased by $24 million primarily due to a full quarter of contributions from our marine energy services business, which we acquired on September 25, 2017.
Corporate
The Corporate FFO deficit increased by $5 million to $16 million as increases in BBU’s unit price and capitalization value led to increased management fees.
BBU accrued performance fees of $94 million in the third quarter of 2018 due to the increase in BBU’s unit price above the previous threshold. We record these fees as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $6 million to $68 million as higher global volumes and strong pricing in Europe were partially offset by a decrease in North American benchmark average oriented strand board prices.

iii.	Realized Disposition Gains
Realized disposition gains relate to the partial sell down of our graphite electrode manufacturing business through a secondary offering and a share buyback. The prior period gain relates to the sale of a partial interest in Norbord, partially offset by a loss on the sale of Insignia.
Common Equity
Common equity in our Private Equity segment increased by $83 million from December 31, 2017 to $4.3 billion as contributions from new acquisitions and operating performance were partially offset by a reduction in equity on adoption of IFRS 15. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

Q3 2018 INTERIM REPORT 40

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
North America	$516	$455	$40	$33	$1,737	$1,711
Brazil and other	124	243	(24)	(57)	841	1,204
	$640	$698	$16	$(24)	$2,578	$2,915
North America
FFO from our North American operations of $40 million was $7 million higher than the prior year period.
Housing operations contributed $13 million more FFO than the prior year quarter as:

•	U.S. housing operations’ gross margin improved by $10 million, resulting primarily from a nearly 30% increase in the number of home closings due to higher market demand; and

•	Canadian housing operations gross margin increased by $3 million, due largely to a 5% increase in the number of home closings compared to the prior period.
FFO from our land development operations remained consistent with the prior year quarter as higher prices were offset by lower amount of closings.
Increases in FFO from higher margins and sales volumes were partially offset by increases in sales and marketing expenses and higher general and administrative costs.
As at September 30, 2018, we had 87 active housing communities (December 31, 2017 – 81) and 28 active land communities (December 31, 2017 – 28).
Brazil and Other
FFO from our Brazilian operations improved by $33 million to a loss of $24 million in the current year quarter due to:

•	improved margins compared to the prior year quarter and a one-time gain recognized on sales of completed inventory; and

•	the impact of foreign exchange, as the weakening of the Brazilian real against the U.S. dollar reduced the margin deficit.
Our Brazilian operations were affected by the adoption of IFRS 15, the new revenue recognition accounting standard (see Note 2 of the interim consolidated financial statements). Recognition of revenue is delayed until keys are delivered to the client, whereas previously revenue was recognized when the building was completed. There is no material impact associated with releasing previously recognized margins into FFO during the current quarter.
Our focus over the past two years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During 2016 and 2017, we completed and delivered 57 projects. We continued to sell down existing inventory in the third quarter of 2018; however, overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses in respect of completed development projects.
We began 2018 with 18 projects under construction and as of September 30, 2018, we have 21 projects under construction, of which 20 relate to new projects launched since late 2016 which we believe will command higher margins than older projects.

41 BROOKFIELD ASSET MANAGEMENT

Common Equity
Common equity was $2.6 billion at September 30, 2018 (December 31, 2017 – $2.9 billion) and consists largely of residential development inventory which is carried at the lower of historical cost and net realizable value, notwithstanding the length of time that we may have held these assets and created value through the development process. Equity as at September 30, 2018 is inclusive of a $15 million adjustment that reduced common equity as at January 1, 2018 due to the adoption of the new revenue recognition standard discussed above.

Q3 2018 INTERIM REPORT 42

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
Cash and financial assets, net	$24	$76	$19	$54	$2,341	$2,255
Corporate borrowings	—	—	(83)	(66)	(6,661)	(5,659)
Preferred equity[1]	—	—	—	—	(4,192)	(4,192)
Other corporate investments	30	27	1	—	42	41
Corporate costs and taxes/net working capital	—	—	(27)	(17)	107	(338)
	$54	$103	$(90)	$(29)	$(8,363)	$(7,893)

1.	FFO excludes preferred share distributions of $38 million (2017 – $35 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.
As at September 30, 2018 our financial assets consist of:

•	$2.6 billion of cash and other financial assets (December 31, 2017 – $2.4 billion); partially offset by

•	$239 million (December 31, 2017 – $183 million) of deposits and other liabilities.
FFO from our cash and financial assets portfolio of $19 million was $35 million lower than the prior year quarter due primarily to fair value losses within our portfolio of distressed bonds and lower mark-to-market gains in our credit strategy portfolio, partially offset by realized gains on the settlement of a portfolio of loans.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income.
The $83 million reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year quarter as a result of $1.0 billion of corporate debt issued in the last twelve months.
Preferred equity is not revalued under IFRS.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities and was in an asset position of $107 million as at September 30, 2018 (December 31, 2017 – liability of $338 million). Included within this balance are net deferred income tax assets of $1.1 billion (December 31, 2017 – $590 million) which increased following the acquisition of a business during the first quarter of 2018 with net operating losses that can be used to offset future projected net income. FFO includes corporate costs and current taxes, which increased due to continued expansion of the business and current taxes reported during the quarter as opposed to a recovery in the prior year quarter.
The common equity deficit in our Corporate segment increased to $8.4 billion at September 30, 2018, primarily due to $1.0 billion of corporate debt issued in the first quarter of 2018, partially offset by an increase in net deferred income tax assets.

43 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
STRATEGY
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as to fund unforeseen requirements. We structure our debt and other financial obligations to provide a stable capitalization that provides attractive leverage to investors, and that withstands business cycles.
We manage our liquidity and capital resources on a group-wide basis, however it is organized into three principal tiers:

•	the corporation;

•	our principal subsidiaries: BPY, BEP, BIP and BBU; and

•	the operating asset level, which includes individual assets, businesses and portfolio investments.
The following are key elements of our capital strategy:

•
Structure borrowings to investment-grade levels, or on a path to investment-grade levels for certain newly acquired assets. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

•	Provide recourse only to the specific assets being financed, without cross-collateralization or parental guarantees. This aims to limit the impact of weak performance by one asset or business group.

•
Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment. We will hedge the remaining currency exposure on our net equity, unless it is cost prohibitive to do so.

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed issuers are able to finance their operations, including investments and developments (whether direct or through private funds), on a standalone basis without recourse to or reliance on the corporation.

CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Consolidated Capitalization1 – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At September 30, 2018, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization – reflects the amount of debt held in the corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At September 30, 2018, 75% of our corporate capitalization was common and preferred equity, which totaled $26.9 billion (December 31, 2017 – $28.2 billion).
Capitalization at Our Share1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments. Capitalization at our share is a non-IFRS measure. We present a reconciliation of capitalization at our share to consolidated capitalization in the Glossary of Terms.

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 44

The following table presents our capitalization on a consolidated, corporate and our share basis:

		Consolidated		Corporate		Our Share
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Ref.	2018	2017	2018	2017	2018	2017
Corporate borrowings	i	$6,661	$5,659	$6,661	$5,659	$6,661	$5,659
Non-recourse borrowings
Property-specific borrowings	i	91,551	63,721	—	—	34,758	30,210
Subsidiary borrowings	i	8,762	9,009	—	—	5,459	5,711
		106,974	78,389	6,661	5,659	46,878	41,580
Accounts payable and other		22,546	17,965	2,015	2,140	10,452	10,880
Deferred income tax liabilities		11,550	11,409	178	160	4,357	5,204
Subsidiary equity obligations		3,847	3,661	—	—	1,653	1,648
Liabilities associated with assets classified as held for sale		785	1,424	—	—	210	703
Equity
Non-controlling interests		61,376	51,628	—	—	—	—
Preferred equity	ii	4,192	4,192	4,192	4,192	4,192	4,192
Common equity	iii	22,691	24,052	22,691	24,052	22,691	24,052
		88,259	79,872	26,883	28,244	26,883	28,244
Total capitalization		$233,961	$192,720	$35,737	$36,203	$90,433	$88,259
i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Term debt	4.6%	4.6%	10	10	$6,518	$5,594
Revolving facilities	2.0%	1.6%	4	4	184	103
Deferred financing costs	n/a	n/a	n/a	n/a	(41)	(38)
Total					$6,661	$5,659
As at September 30, 2018, corporate borrowings included term debt of $6.5 billion (December 31, 2017 – $5.6 billion) which had an average term to maturity of 10 years (December 31, 2017 – 10 years). Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2019 until September 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $650 million of 3.9% notes and $350 million of 4.7% notes with maturities of 2028 and 2047, respectively in the first quarter of 2018. This is partially offset by $80 million of foreign currency depreciation.
We also had $184 million of commercial paper or bank borrowings outstanding at September 30, 2018 (December 31, 2017 – $103 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. As at September 30, 2018, $73 million of the facilities were utilized for letters of credit (December 31, 2017 – $79 million).

45 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the corporation.

	Average Rate		Average Term (Years)		Consolidated
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	4.5%	4.4%	4	4	$55,228	$37,235
Renewable power	5.4%	5.9%	10	9	14,542	14,230
Infrastructure	5.3%	4.7%	7	8	10,599	9,010
Private equity and other	6.1%	6.7%	6	6	10,853	2,898
Residential development	8.6%	9.6%	1	2	329	348
Total	5.0%	4.9%	6	6	$91,551	$63,721
Property-specific borrowings have increased by $27.8 billion since December 31, 2017. The additional borrowings in our real estate operations are primarily related to the consolidation of GGP following privatization and the acquisitions of an extended-stay hospitality business and a U.K. student housing business. The additional borrowings in our infrastructure operations are primarily related to additional financings at our Brazilian regulated gas transmission business. The additional borrowings in our private equity operations are primarily related to the acquisition of a power generation industry service provider and additional financings at our graphite electrode manufacturing business. In addition to acquisitions and the financings described above, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing fund subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the corporation.

	Average Rate		Average Term (Years)		Consolidated
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	4.3%	3.3%	2	2	$2,476	$3,214
Renewable power	4.1%	4.5%	5	6	2,619	1,665
Infrastructure	3.6%	3.1%	5	4	1,663	2,102
Private equity	4.1%	3.9%	1	2	49	380
Residential development	6.0%	6.3%	4	5	1,955	1,648
Total	4.5%	4.1%	4	4	$8,762	$9,009
Subsidiary borrowings generally have no recourse to the corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP, BBU and Brookfield Residential). Subsidiary borrowings decreased by $247 million as term debt issuances were more than offset as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from our capital recycling program.

Q3 2018 INTERIM REPORT 46

Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate, long-term financings. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
AS AT SEP. 30, 2018 AND DEC. 31, 2017	2018		2017		2018		2017
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$6,477	4.6%	$5,556	2.0%	$184	1.6%	$103
Property-specific borrowings	4.9%	37,962	5.0%	33,106	5.0%	53,589	4.8%	30,615
Subsidiary borrowings	4.8%	5,435	4.8%	4,800	4.0%	3,327	3.2%	4,209
Total	4.9%	$49,874	5.0%	$43,462	4.9%	$57,100	4.6%	$34,927
The average floating rate associated with our property-specific borrowings was impacted by higher underlying floating rate indices in the first nine months of 2018.
From time to time, the businesses enter into interest rate contracts to swap their floating rate debt to fixed rate. As at September 30, 2018, 70% of our share of debt outstanding, reflecting swaps, was fixed rate.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)		2018	2017	2018	2017
Fixed rate-reset	Perpetual	4.2%	4.2%	$2,912	$2,912
Fixed rate	Perpetual	4.8%	4.8%	749	749
Floating rate	Perpetual	2.7%	2.3%	531	531
Total		4.1%	4.1%	$4,192	$4,192
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2018 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2018 (MILLIONS)	2018	2017	2018	2017
Outstanding at beginning of period	957.5	958.7	958.8	958.2
Issued (repurchased)
Repurchases	—	—	(5.2)	(2.1)
Long-term share ownership plans[1]	1.4	0.5	5.2	3.0
Dividend reinvestment plan and others	—	0.1	0.1	0.2
Outstanding at end of period	958.9	959.3	958.9	959.3
Unexercised options and other share-based plans[1]	46.1	48.1	46.1	48.1
Total diluted shares at end of period	1,005.0	1,007.4	1,005.0	1,007.4

1.	Includes management share option plan and restricted stock plan

47 BROOKFIELD ASSET MANAGEMENT

The company holds 34.0 million Class A shares (December 31, 2017 – 30.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 6.9 million (December 31, 2017 – 9.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2018 and December 31, 2017, resulting in a net reduction of 27.1 million (December 31, 2017 – 21.4 million) diluted shares outstanding.
During the third quarter of 2018, 1.5 million options were exercised, all of which were exercised on a net-settled basis, resulting in the cancellation of 0.8 million vested options. The company also issued 0.5 million Class A shares under the Escrowed Stock Plan program.
The cash value of unexercised options was $1.1 billion as at September 30, 2018 (December 31, 2017 – $994 million) based on the proceeds that would be paid on exercise of the options.
As of November 13, 2018, the corporation had outstanding 958,507,999 Class A shares and 85,120 Class B shares. Refer to Note 12 of the interim consolidated financial statements for additional information on equity.
LIQUIDITY
Capital Requirements
On a consolidated basis, our two largest normal course capital requirements are the funding of acquisitions and debt maturities. As an asset manager, most of our acquisitions are completed by the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core Liquidity1
Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities at the corporate and listed partnership level.
We include our principal subsidiaries BPY, BEP, BIP and BBU in assessing our overall liquidity because of their role in funding acquisitions both directly and through our private funds. The following table presents core liquidity on a corporate and operating segment basis:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2018	2017
Cash and financial assets, net	$2,341	$48	$425	$718	$736	$4,268	$3,218
Undrawn committed credit facilities	1,678	1,705	627	1,923	825	6,758	4,839
Core liquidity	4,019	1,753	1,052	2,641	1,561	11,026	8,057
Uncalled private fund commitments	—	12,743	2,236	4,754	1,070	20,803	18,591
Total liquidity	$4,019	$14,496	$3,288	$7,395	$2,631	$31,829	$26,648
We continue to maintain elevated liquidity levels along with client commitments to our private funds, which totaled $20.8 billion at the end of the period, as we continue to pursue a number of attractive investment opportunities.

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 48

Corporate Liquidity
As at September 30, 2018, core liquidity at the corporate level was $4.0 billion, consisting of $2.3 billion in cash and financial assets, net of deposits and other liabilities, and $1.7 billion in undrawn credit facilities. Corporate level liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed issuers and private funds, as well as seeding new investment products.
We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on the following page. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means. Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive proceeds in the form of realized carried interest from asset sales within private funds and from time to time from the sale of directly held assets.
During the third quarter of 2018, we earned $320 million of fee related earnings. We received $464 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $19 million. Interest expense and preferred share distributions totaled $83 million and $38 million, respectively, and corporate operating expenses, cash taxes and other investment income totaled $26 million. We paid $144 million in cash dividends on our common equity for the three months ended September 30, 2018.
Earnings and distributions received by the corporation are available for distribution or reinvestment and are as follows:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended	Nine Months Ended
Asset management
Fee revenues	$463	$1,315
Direct costs	(143)	(413)
Fee related earnings	320	902
Realized carried interest	—	22
Asset management FFO	320	924

Invested capital
Cash distributions received from listed investments[1]	464	1,151

Capitalization, net
Financial asset earnings	19	55
Corporate costs, cash taxes and other corporate investments	(26)	(103)
Corporate interest expense	(83)	(241)
Corporate FFO	(90)	(289)
Preferred share dividends	(38)	(114)
	(128)	(403)
Cash available for distribution/reinvestment[1]	$656	$1,672

1.	See definition in Glossary of Terms beginning on page 56

49 BROOKFIELD ASSET MANAGEMENT

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT AND FOR THE PERIODS ENDED SEP. 30, 2018 (MILLIONS, EXCEPT OWNERSHIP AND PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Current Rate)[3]	Distributions (Actual LTM)[3]
Distributions from listed investments
Brookfield Property Partners	52.7%	513.7	$1.26	$11,497	$691	$699
Brookfield Renewable Partners	60.3%	188.4	1.96	5,697	369	366
Brookfield Infrastructure Partners	29.9%	117.7	1.88	4,693	221	216
Brookfield Business Partners	68.0%	87.9	0.25	4,023	22	22
Norbord	40.1%	34.8	1.86	1,154	65	167
Acadian[4]	44.9%	7.5	0.88	107	7	8
					1,375	1,478
Financial assets and other[5]	Various	Various	Various	2,963	188	116
Total					$1,563	$1,594

1.	Based on current distribution policies

2.	BPY’s quoted value includes $765 million of preferred shares. Fully diluted ownership is 50.1%, assuming conversion of convertible preferred shares held by a third party

3.
Distributions (current rate) are calculated by multiplying units held as at September 30, 2018 by distributions per unit. BPY’s current rate and actual LTM distributions include $73 million and $44 million, respectively, of preferred share dividends received by the corporation

4.	See definition in Glossary of Terms beginning on page 56

5.	Includes cash and cash equivalents, financial assets net of deposits and other listed private equity investments

Q3 2018 INTERIM REPORT 50

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
Operating activities	$476	$1,176	$2,671	$2,874
Financing activities	6,353	1,360	10,179	7,974
Investing activities	(4,851)	(2,391)	(9,926)	(10,610)
Change in cash and cash equivalents	$1,978	$145	$2,924	$238
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $476 million in the third quarter of 2018, a $700 million decrease from the third quarter of 2017. Operating cash flows prior to non-cash working capital and residential inventory were $1.3 billion during the third quarter of 2018, $3 million higher than 2017 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company generated $6.4 billion of cash flows from financing activities during the third quarter of 2018, as compared to $1.4 billion in the third quarter of 2017. Our subsidiaries issued $9.7 billion (2017 – $4.2 billion) and repaid $6.3 billion (2017 – $4.1 billion) of property-specific and subsidiary borrowings, for a net issuance of $3.4 billion (2017 – $31 million) during the quarter. We raised $2.4 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, arranged $1.2 billion of short-term borrowings backed by private fund commitments, and returned $735 million to our investors in the form of either distributions or return of capital. Most of the activity related to acquisitions across our various operating segments.
Investing Activities
During the third quarter of 2018, we invested $7.9 billion and generated proceeds of $3.2 billion from dispositions for net cash deployed in investing activities of $4.7 billion. This compares to net cash deployed of $2.4 billion during the same period in 2017. We paid cash of $4.7 billion to acquire consolidated subsidiaries within our real estate, infrastructure and private equity operations, as well as $291 million of equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 of the interim consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net inflow of $176 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk. Investing activities in the prior year period include the acquisition of a fuel marketing business in our Private Equity segment and certain wind and pump storage businesses in our Renewable Power segment.

51 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB, judgments and estimates, see our significant accounting policies contained in Note 2 of this interim report and Note 2 of the December 31, 2017 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”) effective January 1, 2018.
The adoption of IFRS 15, which applies to nearly all contracts with customers and specifies how and when revenue should be recognized, required the application of significant critical estimates and judgments. We adopted the standard using the modified retrospective approach in which a cumulative catch-up adjustment was recorded through opening equity on January 1, 2018 as if the standard had always been in effect and whereby comparative periods were not restated. The adoption of IFRS 15 resulted in a $280 million reduction in opening equity, attributable primarily to our construction services business in the Private Equity segment. Under IFRS 15, revenue from construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under the superseded standards, revenue was recognized when it was probable that work performed would result in revenue; under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications.
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities and includes new guidance which aligns hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting, introducing greater judgment to assess the effectiveness of a hedging relationship. We adopted the standard on January 1, 2018 using transitional provisions permitting us to not restate prior period comparative information, recording an insignificant adjustment to opening equity.
Refer to Note 2(b) of the interim consolidated financial statements for the impact of the adoption and an overview of the new accounting policies.
Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Valuations, which are prepared at the investment property level, are updated at each balance sheet date with gains or losses recognized in net income. Please refer to Part 5 of Management’s Discussion and Analysis in the December 31, 2017 Annual Report for additional information about our methodologies, processes and controls.

Q3 2018 INTERIM REPORT 52

The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs; discount rates; and terminal capitalization rates. The following table presents the key valuation metrics of our real estate assets at September 30, 2018 and December 31, 2017:

	Core Office		Core Retail[1]		LP Investments and Other		Weighted Average
AS AT SEP. 30, 2018 AND DEC. 31, 2017	2018	2017	2018	2017	2018	2017	2018	2017
Discount rate	6.9%	6.9%	7.1%	n/a	7.4%	7.3%	7.2%	7.1%
Terminal capitalization rate	5.7%	5.8%	6.0%	n/a	6.7%	7.0%	6.1%	6.2%
Investment horizon (years)	11	11	10	n/a	8	9	10	10

1.
After obtaining control of GGP on August 28, 2018, we are now consolidating multiple investment properties in our core retail operations. Please see Note 4 of the interim consolidated financial statements for additional information

The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2018 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT SEP. 30, 2018 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,253	$897
Canada	4,348	259
Australia	2,892	154
Europe	1,339	35
Brazil	302	—
Core Retail	18,030	612
LP investments and other
LP Investments – Office	8,408	283
LP Investments – Retail	3,499	147
Industrial	2,800	171
Multifamily	4,107	203
Triple Net Lease	4,974	175
Self-storage	878	28
Student Housing	2,260	93
Manufactured Housing	2,356	103
Mixed-Use	2,511	123
Other investment properties	5,260	190
Total	$79,217	$3,473

53 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities. As a result, we include 100% of the revenues and expenses of these entities in our Consolidated Statements of Operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Interests in entities over which we exercise significant influence, but do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within our Consolidated Statements of Comprehensive Income as equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, is instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not use IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of September 30, 2018 and of the development and performance of the business for the nine months then ended.

Q3 2018 INTERIM REPORT 54

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
References to the “corporation” represent Brookfield Asset Management Inc. References to “Brookfield,” “BAM,” “us,” “we,” “our” or the “company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities.
We refer to our shareholders as investors in the corporation and we refer to investors as investors of our private funds and listed issuers.
We use Asset manager to refer to our asset management segment which offers a variety of investment products to our investors:

•
We have 40 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core open-end funds. We refer to these funds as our Private Funds.

•	We refer to BPY, BEP, BIP and BBU as our listed issuers or listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	BPR – Brookfield Property REIT Inc.

•	Canary Wharf – Canary Wharf Group plc

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
Performance Measures
Definitions of performance measures, including non-IFRS measures and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are non-IFRS measures; the remainder are IFRS measures or operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. As of September 30, 2018, AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Prior to September 30, 2018, AUM was reported at total IFRS carrying values which included certain assets at fair value and certain other assets at an amortized cost value. Furthermore, in addition to Brookfield’s methodology for determining the AUM presented possibly differing from those employed by other alternative asset managers, Brookfield’s AUM presented herein may differ from Brookfield’s AUM reflected in its public filings and/or its Form ADV and Form PF.

55 BROOKFIELD ASSET MANAGEMENT

Base management fees are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life. Base fees from listed partnerships are earned on the total capitalization of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPR, BIP and BBU are 1.25% of total capitalization. BPR capital is subject to a 12-month fee waiver which will expire at the end of August 2019.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investment, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the corporation.
A reconciliation of consolidated capitalization to capitalization at our share is provided below:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Total consolidated capitalization	$233,961	$192,720
Add: our share of borrowings of investments in associates	9,106	10,875
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(69,202)	(47,684)
Liabilities associated with assets held for sale	(575)	(606)
Accounts payable and other	(12,094)	(7,200)
Deferred tax liabilities	(7,193)	(6,205)
Subsidiary equity obligations	(2,194)	(2,013)
Non-controlling interests	(61,376)	(51,628)
Total capitalization at our share	$90,433	$88,259

Q3 2018 INTERIM REPORT 56

Carried interest is a performance fee arrangement whereby we receive a percentage of investment returns, defined as total fund profit net of fees and expenses, generated within a private fund based on a contractual formula. We are eligible to earn carried interest once returns exceed performance hurdles, ranging from 6% to 10% (compounded annually). Once the fund has achieved the performance hurdles, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit net of fees and expenses, to which we are entitled, ranging from 10% to 20%.
Accumulated unrealized carried interest is a non-IFRS measure that is determined based on cumulative fund performance to date. At the end of each reporting period, the company calculates the carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have actually been realized. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest is included in the definition of unrealized carried interest on page 58.
Realized carried interest represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is after direct costs, which include employee expenses and cash taxes.
Unrealized carried interest is a non-IFRS measure and is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
The following table identifies the inputs of accumulated carried interest to arrive at unrealized carried interest generated in the period:

AS AT SEP. 30 (MILLIONS, EXCEPT MULTIPLES AND PERCENTAGES)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2018
Real Estate	$9,063	1.8x	20%	17%
Infrastructure	10,019	1.4x	20%	16%
Private Equity	2,304	2.5x	20%	20%
	$21,386
2017
Real Estate	$8,514	1.8x	20%	13%
Infrastructure	8,867	1.4x	20%	14%
Private Equity	1,861	1.6x	20%	18%
	$19,242

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90 – 1.50% and our opportunistic and private equity funds pay fees of 1.50 – 2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled

57 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
	Sep. 30, 2018	Jun. 30, 2018	Change	Sep. 30, 2017	Jun. 30, 2017	Change
Real Estate	$1,169	$1,155	$14	$860	$666	$194
Infrastructure	708	683	25	506	479	27
Private Equity	735	689	46	195	74	121
Accumulated unrealized carried interest	2,612	2,527	85	1,561	1,219	342
Less: associated expenses[1]	(803)	(778)	(25)	(479)	(384)	(95)
Accumulated unrealized carry, net	$1,809	$1,749	60	$1,082	$835	247
Add: realized carried interest, net			—			25
Unrealized carried interest, net			$60			$272

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30 – 35% of carried interest generated
Unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carry interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT SEP. 30 (MILLIONS)	2018	2017
Carry eligible capital	$49,602	$40,676
Less:
Uncalled private fund commitments	(20,131)	(16,628)
Co-investments and other	(3,762)	(1,618)
Funds not yet at target preferred return	(4,323)	(3,188)
Adjusted carry eligible capital	$21,386	$19,242
Cash available for distribution/reinvestment is a non-IFRS measure and is the sum of our Asset Management and distributions received from our listed investments, net of Corporate FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business. The components of cash available for distribution/reinvestment are provided below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2018	2017
Asset management FFO	$320	$211
Dividends received from listed issuers	464	329
Corporate activities FFO
Financial assets earnings	19	54
Corporate costs, cash taxes and other corporate investments	(26)	(17)
Corporate interest expense	(83)	(66)
	(90)	(29)
Preferred share dividends	(38)	(35)
Cash available for distribution/reinvestment	$656	$476

Q3 2018 INTERIM REPORT 58

Cash distributions received from listed investments represent dividends paid to the company by our listed issuers, Norbord and Acadian based on their publicly disclosed distribution policies and our ownership levels.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the corporation and the listed partnerships. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the corporation and our issued and outstanding common and preferred shares.
Economic ownership interest represents the company’s proportionate equity interest in our listed issuers which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed issuers (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both invested and uninvested (i.e. uncalled) amounts, as well as amounts invested directly by investors (co-investments). We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.
Fee related earnings is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues include base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Nine Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	2018	2017	2018	2017	2018	2017
Net income	$941	$992	$0.92	$0.98	$4,460	$2,468	$4.45	$2.41
Realized disposition gains recorded as fair value changes or equity	387	232	0.40	0.22	902	883	0.92	0.90
Non-controlling interest in FFO	(1,415)	(1,073)	(1.46)	(1.09)	(4,171)	(3,105)	(4.27)	(3.17)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	446	(15)	0.46	(0.02)	1,062	348	1.09	0.36
Fair value changes	(132)	(132)	(0.13)	(0.13)	(1,537)	(141)	(1.57)	(0.14)
Depreciation and amortization	833	643	0.85	0.66	2,175	1,755	2.22	1.79
Deferred income taxes	25	162	0.03	0.17	154	301	0.16	0.31
Total FFO	$1,085	$809	$1.07	$0.79	$3,045	$2,509	$3.00	$2.46

59 BROOKFIELD ASSET MANAGEMENT

We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions are determined by contractual arrangements and are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2018	Current Distribution Rate[1]	Distribution Hurdles (per unit)			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$1.88	$0.81	/	0.88	15% / 25%
Brookfield Renewable Partners (BEP)	1.96	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.26	1.10	/	1.20	15% / 25%
TerraForm Power (TERP)	—	0.93	/	1.05	15% / 25%

1.	Annualized rate based on September 30, 2018 distribution rates
Invested capital consists of investments in our listed issuers, other listed securities and unlisted investments. Our invested capital provides us with FFO and cash distributions.
Long-term average generation (“LTA”) is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, which vary from one period to the next.
Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price, whereas performance fees within public security funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.

Q3 2018 INTERIM REPORT 60

Realized disposition gains/losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.

61 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Note	2018	2017
Assets
Cash and cash equivalents	5	$7,839	$5,139
Other financial assets	5, 6	5,573	4,800
Accounts receivable and other	5, 6	15,424	11,973
Inventory	6	7,312	6,311
Assets classified as held for sale	7	1,727	1,605
Equity accounted investments	8	31,994	31,994
Investment properties	9	79,217	56,870
Property, plant and equipment	10	59,688	53,005
Intangible assets		16,146	14,242
Goodwill		7,012	5,317
Deferred income tax assets		2,029	1,464
Total Assets		$233,961	$192,720

Liabilities and Equity
Accounts payable and other	5, 6	$22,546	$17,965
Liabilities associated with assets classified as held for sale	7	785	1,424
Corporate borrowings	5, 6	6,661	5,659
Non-recourse borrowings
Property-specific borrowings	5, 6	91,551	63,721
Subsidiary borrowings	5, 6	8,762	9,009
Deferred income tax liabilities		11,550	11,409
Subsidiary equity obligations	5	3,847	3,661

Equity
Preferred equity		4,192	4,192
Non-controlling interests		61,376	51,628
Common equity	12	22,691	24,052
Total equity		88,259	79,872
Total Liabilities and Equity		$233,961	$192,720

Q3 2018 INTERIM REPORT 62

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2018	2017	2018	2017
Revenues	13	$14,858	$12,276	$40,765	$27,721
Direct costs		(11,967)	(10,034)	(32,839)	(21,753)
Other income and gains (losses)		144	(29)	581	236
Equity accounted income		50	505	680	1,090
Expenses
Interest		(1,274)	(932)	(3,377)	(2,640)
Corporate costs		(25)	(24)	(76)	(69)
Fair value changes	14	132	132	1,537	141
Depreciation and amortization		(833)	(643)	(2,175)	(1,755)
Income taxes		(144)	(259)	(636)	(503)
Net income		$941	$992	$4,460	$2,468
Net income attributable to:
Shareholders		$163	$228	$1,700	$416
Non-controlling interests		778	764	2,760	2,052
		$941	$992	$4,460	$2,468
Net income per share:
Diluted	12	$0.11	$0.20	$1.53	$0.32
Basic	12	0.11	0.20	1.57	0.32

63 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2018	2017	2018	2017
Net income	$941	$992	$4,460	$2,468
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	38	67	112	195
Marketable securities	5	88	(5)	142
Equity accounted investments	14	5	20	12
Foreign currency translation	(909)	1,138	(3,251)	1,051
Income taxes	3	—	(68)	11
	(849)	1,298	(3,192)	1,411
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	(13)	—	165	11
Revaluation of pension obligations	4	2	12	(10)
Marketable securities	102	—	404	—
Equity accounted investments	1	—	3	—
Income taxes	(22)	—	(105)	1
	72	2	479	2
Other comprehensive income (loss)	(777)	1,300	(2,713)	1,413
Comprehensive income	$164	$2,292	$1,747	$3,881
Attributable to:
Shareholders
Net income	$163	$228	$1,700	$416
Other comprehensive income (loss)	(339)	475	(843)	641
Comprehensive income (loss)	$(176)	$703	$857	$1,057

Non-controlling interests
Net income	$778	$764	$2,760	$2,052
Other comprehensive income (loss)	(438)	825	(1,870)	772
Comprehensive income	$340	$1,589	$890	$2,824

Q3 2018 INTERIM REPORT 64

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170
Changes in period:
Net income	—	—	163	—	—	—	—	163	—	778	941
Other comprehensive income	—	—	—	—	—	(437)	98	(339)	—	(438)	(777)
Comprehensive income	—	—	163	—	—	(437)	98	(176)	—	340	164
Shareholder distributions
Common equity	—	—	(144)	—	—	—	—	(144)	—	—	(144)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(662)	(662)
Other items
Equity issuances, net of redemptions	15	(9)	—	—	—	—	—	6	—	2,335	2,341
Share-based compensation	—	13	(8)	—	—	—	—	5	—	(1)	4
Ownership changes	—	—	(44)	(1,297)	(1)	—	(1)	(1,343)	—	8,767	7,424
Total change in period	15	4	(71)	(1,297)	(1)	(437)	97	(1,690)	—	10,779	9,089
Balance as at September 30, 2018	$4,467	$261	$12,703	$270	$6,703	$(2,052)	$339	$22,691	$4,192	$61,376	$88,259

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045
Changes in period:
Net income	—	—	228	—	—	—	—	228	—	764	992
Other comprehensive income	—	—	—	—	—	379	96	475	—	825	1,300
Comprehensive income	—	—	228	—	—	379	96	703	—	1,589	2,292
Shareholder distributions
Common equity	—	—	(135)	—	—	—	—	(135)	—	—	(135)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,186)	(1,186)
Other items
Equity issuances, net of redemptions	11	(5)	(7)	—	—	—	—	(1)	247	1,893	2,139
Share-based compensation	—	11	(7)	—	—	—	—	4	—	1	5
Ownership changes	—	—	—	164	(82)	17	—	99	—	107	206
Total change in period	11	6	44	164	(82)	396	96	635	247	2,404	3,286
Balance as at September 30, 2017	$4,424	$254	$11,229	$1,301	$6,653	$(805)	$(92)	$22,964	$4,196	$50,171	$77,331

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

65 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	1,700	—	—	—	—	1,700	—	2,760	4,460
Other comprehensive income	—	—	—	—	14	(1,176)	319	(843)	—	(1,870)	(2,713)
Comprehensive income	—	—	1,700	—	14	(1,176)	319	857	—	890	1,747
Shareholder distributions
Common equity	—	—	(431)	—	—	—	—	(431)	—	—	(431)
Preferred equity	—	—	(114)	—	—	—	—	(114)	—	—	(114)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,072)	(4,072)
Other items
Equity issuances, net of redemptions	39	(41)	(188)	—	—	—	—	(190)	—	3,839	3,649
Share-based compensation	—	39	(27)	—	—	—	—	12	—	—	12
Ownership changes	—	—	114	(1,189)	(192)	2	(12)	(1,277)	—	9,175	7,898
Total change in period	39	(2)	1,054	(1,189)	(178)	(1,174)	307	(1,143)	—	9,832	8,689
Balance as at September 30, 2018	$4,467	$261	$12,703	$270	$6,703	$(2,052)	$339	$22,691	$4,192	$61,376	$88,259

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

3.	See financial statement Note 2(b)

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period:
Net income	—	—	416	—	—	—	—	416	—	2,052	2,468
Other comprehensive income	—	—	—	—	2	420	219	641	—	772	1,413
Comprehensive income	—	—	416	—	2	420	219	1,057	—	2,824	3,881
Shareholder distributions
Common equity	—	—	(507)	—	—	—	—	(507)	—		(507)
Preferred equity	—	—	(106)	—	—	—	—	(106)	—	—	(106)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,784)	(2,784)
Other items
Equity issuances, net of redemptions	34	(19)	(65)	—	—	—	—	(50)	242	6,080	6,272
Share-based compensation	—	39	(5)	—	—	—	—	34	—	3	37
Ownership changes	—	—	6	102	(99)	31	(3)	37	—	813	850
Total change in period	34	20	(261)	102	(97)	451	216	465	242	6,936	7,643
Balance as at September 30, 2017	$4,424	$254	$11,229	$1,301	$6,653	$(805)	$(92)	$22,964	$4,196	$50,171	$77,331

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q3 2018 INTERIM REPORT 66

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2018	2017	2018	2017
Operating activities
Net income	$941	$992	$4,460	$2,468
Other income and gains	(144)	29	(581)	(236)
Share of undistributed equity accounted earnings	(218)	(392)	(17)	(654)
Fair value changes	(132)	(132)	(1,537)	(141)
Depreciation and amortization	833	643	2,175	1,755
Deferred income taxes	25	162	154	301
Investments in residential inventory	(120)	(78)	(98)	(185)
Net change in non-cash working capital balances	(709)	(48)	(1,885)	(434)
	476	1,176	2,671	2,874
Financing activities
Corporate borrowings arranged	—	541	1,003	1,284
Corporate borrowings repaid	—	—	—	(434)
Commercial paper and bank borrowings, net	186	124	83	124
Non-recourse borrowings arranged	9,749	4,168	28,686	17,921
Non-recourse borrowings repaid	(6,254)	(4,137)	(19,875)	(13,907)
Non-recourse credit facilities, net	1,210	(205)	1,479	(21)
Subsidiary equity obligations issued	11	154	199	403
Subsidiary equity obligations redeemed	(42)	(42)	(416)	(341)
Capital provided from non-controlling interests	2,408	2,288	5,125	7,897
Capital repaid to non-controlling interests	(73)	(395)	(1,286)	(1,817)
Preferred equity issuance	—	241	—	241
Preferred equity redemptions	—	—	—	(4)
Common shares issued	2	4	9	13
Common shares repurchased	—	—	(211)	(65)
Distributions to non-controlling interests	(662)	(1,186)	(4,072)	(2,784)
Distributions to shareholders	(182)	(195)	(545)	(536)
	6,353	1,360	10,179	7,974
Investing activities
Acquisitions
Investment properties	(756)	(536)	(1,744)	(1,426)
Property, plant and equipment	(516)	(419)	(1,265)	(1,228)
Equity accounted investments	(291)	(1,104)	(708)	(1,816)
Financial assets and other	(1,647)	(1,615)	(3,842)	(3,511)
Acquisition of subsidiaries	(4,697)	(932)	(9,639)	(8,192)
Dispositions
Investment properties	1,316	1,191	2,085	1,968
Property, plant and equipment	30	2	586	57
Equity accounted investments	3	69	1,486	792
Financial assets and other	1,735	783	3,109	2,170
Disposition of subsidiaries	91	13	90	483
Restricted cash and deposits	(119)	157	(84)	93
	(4,851)	(2,391)	(9,926)	(10,610)
Cash and cash equivalents
Change in cash and cash equivalents	1,978	145	2,924	238
Net change in cash classified within assets held for sale	7	(67)	(22)	(67)
Foreign exchange revaluation	(59)	31	(202)	68
Balance, beginning of period	5,913	4,429	5,139	4,299
Balance, end of period	$7,839	$4,538	$7,839	$4,538

67 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2017 that were included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on November 7, 2018.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018 as follows:
i.    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts. The company adopted the standard on January 1, 2018 on a modified retrospective basis with a cumulative catch-up adjustment booked to retained earnings as of January 1, 2018 as if the standard had always been in effect.
The standard is applied only to contracts that are not completed as at January 1, 2018. We also availed ourselves of the practical expedient that permits adopters of the standard to not apply the requirements for contract modifications retrospectively for contracts that were modified before January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Q3 2018 INTERIM REPORT 68

This change in accounting policy affected our opening equity as follows:

(MILLIONS)	Balance at December 31, 2017	IFRS 15 Adjustments	Balance at January 1, 2018
Assets
Accounts receivable and other	$11,973	$(368)	$11,605
Inventory	6,311	258	6,569
Equity accounted investments	31,994	(3)	31,991
Deferred income tax assets	1,464	42	1,506
Other assets	140,978	—	140,978
Total Assets	$192,720	$(71)	$192,649

Liabilities
Accounts payable and other	$17,965	$208	$18,173
Deferred income tax liabilities	11,409	1	11,410
Other liabilities	83,474	—	83,474
Total Liabilities	112,848	209	113,057

Equity
Preferred equity	4,192	—	4,192
Non-controlling interests	51,628	(83)	51,545
Common equity	24,052	(197)	23,855
Total Equity	79,872	(280)	79,592
Total Liabilities and Equity	$192,720	$(71)	$192,649
The $280 million reduction in opening equity is primarily due to the following:

•
within our Private Equity segment, an increase of $120 million in the contract work in progress liability and the reduction of $125 million of accounts receivable. The impact on opening equity was $265 million. These adjustments were primarily the result of construction contracts for which the cost-to-cost input method was adopted to measure progress towards the satisfaction of performance obligations and for which variable consideration will only be recognized when it is highly probable that revenue from such amounts will not be reversed; and

•
within our Residential segment, a reduction of $190 million of accounts receivable, and increases of $250 million in inventory and $90 million in deferred revenue. The impact on opening equity was $15 million. These adjustments were primarily the result of our Brazilian residential homebuilding business for which customers have the ability to cancel their contract prior to the transfer of possession and recent legal cases support that control of the asset does not take place until the client takes possession of the unit.

During the three months ended September 30, 2018, revenues were $89 million higher than they would have been under the superseded standards. The impact is primarily in our residential homebuilding business in Brazil as proceeds from the sales of multiple units recognized as revenues during the current quarter would already have been recognized in prior periods if IFRS 15 had not been adopted. For the nine months ended September 30, 2018, the company recognized $120 million of revenues that would not have been recognized under the superseded standards due to timing of revenue recognition. The adoption of IFRS 15 did not have a material effect on our other operations, and there was no material impact to our other financial statement accounts as at and for the three and nine months ended September 30, 2018.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when it transfers control of a product or service to a customer. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied.

69 BROOKFIELD ASSET MANAGEMENT

The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our private funds, listed partnerships and public securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for improved performance of managed entities. Incentive distributions, paid to us by our listed partnerships, are determined by contractual arrangements and represent a portion of distributions paid by the listed partnerships above a predetermined hurdle. They are accrued as revenue on the respective partnerships’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in its market value exceeds a predetermined threshold, with the value based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We defer recognition of carried interest as revenue until an underlying fund investment is profitably disposed of and that fund’s cumulative returns exceed its preferred returns and when the probability of clawback is remote. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests, and from gaming activities. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue is recognized when goods and services are provided; revenue from leisure activities is recognized over the period of time that activities are completed or during the usage of leisure facilities; and gaming revenue is recognized and measured at the daily net win or loss. Advances received from guest bookings or the purchase of gaming chips are recognized as a liability until the revenue is recognized.
Renewable Power
Revenue is earned by selling electricity sourced from our power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to the customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our private equity operations primarily consists of (i) sales of goods or products which are recognized as revenue when the product is shipped and title passes to the customer; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.

Q3 2018 INTERIM REPORT 70

Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. Work-in-progress is recognized as costs are incurred and reclassified to accounts receivable when invoiced. A contract liability is recognized if payments are received before work is completed. Variable consideration, such as claims and incentives, is included in the transaction price when it is highly probable that such revenue will not reverse.
Residential
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when we transfer control over a product to a customer, all material conditions of the sales contract have been met and consideration has been paid. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
Real estate rental income is recognized in accordance with IAS 17, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
ii.    Financial Instruments
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes new guidance which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting. The company adopted the standard on January 1, 2018 and applied IFRS 9 retrospectively, using transitional provisions that allowed the company to not restate prior period comparative information, recording an insignificant adjustment to opening equity. The Company has elected to use IFRS 9 hedge accounting. The standard is applied only to financial instruments held as at January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash characteristics of the financial assets. The company classifies its financial liabilities as amortized cost or FVTPL.

•
Financial instruments classified as FVTPL are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within net earnings. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.

•
Financial instruments classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.

•	Financial instruments classified as amortized cost are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method.

71 BROOKFIELD ASSET MANAGEMENT

The following table presents the types of financial instruments held by the company within each financial instrument classification under IAS 39 and IFRS 9:

Measurement
Financial Instrument Type	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Other financial assets
Government bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Corporate bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Fixed income securities and other	FVTPL, Available for sale	FVTPL, FVTOCI
Common shares and warrants	FVTPL, Available for sale	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Loans and receivables	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Loans and receivables	FVTPL, FVTOCI, Amortized cost

Financial Liabilities
Corporate borrowings	Loans and receivables	Amortized cost
Property-specific borrowings	Loans and receivables	Amortized cost
Subsidiary borrowings	Loans and receivables	Amortized cost
Accounts payable and other[1]	FVTPL, Loans and receivables	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Loans and receivables	FVTPL, Amortized cost

1.	Includes derivative instruments
For financial assets classified as amortized cost or debt instruments as FVTOCI, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded. The company uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses. These changes have not had a material impact on the company’s consolidated financial statements as at January 1, 2018 and September 30, 2018.
Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge.

Q3 2018 INTERIM REPORT 72

The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Certain hedge accounting relationships relating to aggregated foreign currency exposures qualify for hedge accounting under this new standard and the company has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively, commencing on January 1, 2018.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
iii.    Foreign Currency Transactions and Advance Consideration
IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company adopted the standard using the prospective approach, and there is no material impact.
c)    Future Changes in Accounting Standards
i.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.
To date, management has held strategic planning sessions with its subsidiaries and associates and has developed and implemented an adoption project plan. Using the population of existing contractual arrangements, management has substantially completed its identification of leases that are required to be capitalized under the new standard. We are currently quantifying the present value of the identified lease contracts to determine the impact on the January 1, 2019 balance sheet and are assessing the expected impact to our statements of operations once the standard has been adopted. We are progressing as planned in our adoption project plan. Next steps involve the finalization of the documented analysis, including assessing the impact to IT system requirements and internal controls, drafting the disclosures required by the new standard and rolling forward the analysis to include all active leases as at year end.
Management intends to adopt the standard using the modified retrospective approach, which will result in a one-time adjustment to opening equity as of January 1, 2019 as if the standard had always been in effect. We will complete the transition using the current definition of a lease and expect to apply certain transition reliefs and other practical expedients and policy choice options on adoption of the new standard.
Management continues to evaluate the overall impact of IFRS 16 on its consolidated financial statements.

73 BROOKFIELD ASSET MANAGEMENT

ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
iii.    Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provide supplementary guidance. The company will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services, energy and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization[1], including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

1.	See definition in Glossary of Terms beginning on page 56

Q3 2018 INTERIM REPORT 74

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as direct costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

75 BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$48	$2,030	$930	$1,257	$9,888	$640	$65	$14,858
Inter-segment revenues	415	9	3	—	122	—	(11)	538	i
Segmented revenues	463	2,039	933	1,257	10,010	640	54	15,396
FFO from equity accounted investments	—	175	11	197	108	5	—	496	ii
Interest expense	—	(629)	(241)	(147)	(167)	(13)	(83)	(1,280)	iii
Current income taxes	—	1	(8)	(56)	(43)	(11)	(2)	(119)	iv
Funds from operations	320	464	48	80	247	16	(90)	1,085	v
Common equity	331	16,971	4,331	2,545	4,298	2,578	(8,363)	22,691
Equity accounted investments	—	21,782	519	7,218	1,973	401	101	31,994
Additions to non-current assets[1]	—	32,039	50	808	8,903	219	6	42,025

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$41	$1,661	$612	$1,013	$8,148	$698	$103	$12,276
Inter-segment revenues	286	10	—	3	94	—	—	393	i
Segmented revenues	327	1,671	612	1,016	8,242	698	103	12,669
FFO from equity accounted investments	—	202	6	237	36	5	4	490	ii
Interest expense	—	(498)	(160)	(118)	(75)	(19)	(66)	(936)	iii
Current income taxes	—	(6)	(15)	(18)	(56)	(9)	7	(97)	iv
Funds from operations	211	382	45	87	137	(24)	(29)	809	v
Common equity	312	16,725	4,944	2,834	4,215	2,915	(7,893)	24,052
Equity accounted investments	—	19,596	509	8,793	2,385	346	365	31,994
Additions to non-current assets[1]	—	1,209	384	214	1,058	10	286	3,161

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$129	$5,700	$2,767	$3,514	$26,681	$1,785	$189	$40,765
Inter-segment revenues	1,213	27	9	3	353	—	(35)	1,570	i
Segmented revenues	1,342	5,727	2,776	3,517	27,034	1,785	154	42,335
FFO from equity accounted investments	—	621	31	629	449	12	—	1,742	ii
Interest expense	—	(1,703)	(688)	(402)	(318)	(44)	(241)	(3,396)	iii
Current income taxes	—	(6)	(24)	(275)	(123)	(24)	(30)	(482)	iv
Funds from operations	924	1,109	214	507	583	(3)	(289)	3,045	v
Additions to non-current assets[1]	—	38,063	3,534	2,564	9,706	328	185	54,380

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

Q3 2018 INTERIM REPORT 76

FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$141	$5,096	$1,909	$2,798	$15,916	$1,636	$225	$27,721
Inter-segment revenues	829	27	—	8	255	—	—	1,119	i
Segmented revenues	970	5,123	1,909	2,806	16,171	1,636	225	28,840
FFO from equity accounted investments	—	663	11	651	111	(6)	8	1,438	ii
Interest expense	—	(1,420)	(482)	(334)	(165)	(61)	(191)	(2,653)	iii
Current income taxes	—	(60)	(27)	(70)	(72)	(14)	41	(202)	iv
Funds from operations	608	1,368	177	254	301	(62)	(137)	2,509	v
Additions to non-current assets[1]	—	5,918	528	7,487	4,675	51	314	18,973

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill
i.Inter-Segment Revenues
For the three months ended September 30, 2018, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $415 million (2017 – $286 million), revenues earned on construction projects between consolidated entities totaling $119 million (2017 – $94 million) and interest income and other revenues between consolidated entities totaling $4 million (2017 – $13 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2018, the adjustment to external revenues when determining segmented revenues consists of asset management fee revenues earned from consolidated entities totaling $1.2 billion (2017 – $829 million), revenues earned on construction projects between consolidated entities totaling $343 million (2017 – $255 million), and interest income and other revenues totaling $14 million (2017 – $35 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
Consolidated equity accounted income	$50	$505	$680	$1,090
Non-FFO items from equity accounted investments[1]	446	(15)	1,062	348
FFO from equity accounted investments	$496	$490	$1,742	$1,438

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments

iii.Interest Expense
For the three months ended September 30, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $6 million (2017 – $4 million) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $19 million (2017 – $13 million) that is eliminated on consolidation, along with the associated revenue.

77 BROOKFIELD ASSET MANAGEMENT

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
Current tax expense	$(119)	$(97)	$(482)	$(202)
Deferred income tax expense	(25)	(162)	(154)	(301)
Income tax expense	$(144)	$(259)	$(636)	$(503)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2018	2017	2018	2017
Net income		$941	$992	$4,460	$2,468
Realized disposition gains in fair value changes or equity	vi	387	232	902	883
Non-controlling interests in FFO		(1,415)	(1,073)	(4,171)	(3,105)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		446	(15)	1,062	348
Fair value changes		(132)	(132)	(1,537)	(141)
Depreciation and amortization		833	643	2,175	1,755
Deferred income taxes		25	162	154	301
Total FFO		$1,085	$809	$3,045	$2,509
vi.Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $387 million for the three months ended September 30, 2018 (2017 – $232 million), of which $267 million relates to prior periods (2017 – $185 million) and $120 million has been recorded directly in equity as changes in ownership (2017 – $nil).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $902 million for the nine months ended September 30, 2018 (2017 – $883 million), of which $668 million relates to prior periods (2017 – $766 million) and $209 million has been recorded directly in equity as changes in ownership (2017 – $nil).

Q3 2018 INTERIM REPORT 78

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
United States	$2,627	$1,959	$6,721	$5,979
Canada	1,610	1,741	4,874	3,989
United Kingdom	6,095	5,377	17,492	9,562
Other Europe	990	121	1,984	340
Australia	1,237	1,155	3,366	3,173
Brazil	960	1,184	3,087	2,270
Colombia	513	235	1,127	714
Other	826	504	2,114	1,694
	$14,858	$12,276	$40,765	$27,721
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
United States	$114,403	$84,860
Canada	22,578	21,897
United Kingdom	23,918	20,005
Other Europe	12,267	3,979
Australia	13,942	14,501
Brazil	21,200	23,931
Colombia	8,923	7,362
Other	16,730	16,185
	$233,961	$192,720

79 BROOKFIELD ASSET MANAGEMENT

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2018. No material changes were made to the provisional allocations:

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$566	$200	$22	$844	$1,632
Accounts receivable and other	812	236	281	2,805	4,134
Inventory	61	—	3	680	744
Equity accounted investments	10,936	—	16	344	11,296
Investment properties	23,156	—	—	—	23,156
Property, plant and equipment	1,426	2,883	487	4,866	9,662
Intangible assets	54	258	505	2,979	3,796
Goodwill	92	142	807	989	2,030
Deferred income tax assets	220	—	7	616	843
Total assets	37,323	3,719	2,128	14,123	57,293
Less:
Accounts payable and other	(1,193)	(325)	(300)	(4,091)	(5,909)
Non-recourse borrowings	(14,214)	(1,979)	(464)	(3,619)	(20,276)
Deferred income tax liabilities	(535)	(209)	(121)	(168)	(1,033)
Non-controlling interests[1]	(1,991)	(21)	(549)	(517)	(3,078)
	(17,933)	(2,534)	(1,434)	(8,395)	(30,296)
Net assets acquired	$19,390	$1,185	$694	$5,728	$26,997

Consideration[2]	$18,824	$1,185	$694	$5,336	$26,039

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors
Significant acquisitions completed in the nine months ended September 30, 2018, are as follows:
On February 1, 2018, a subsidiary of the company acquired a portfolio of 15 student housing properties in the U.K., adding to our existing portfolio, for total consideration of $752 million. The consideration includes $194 million cash consideration with the remainder funded through debt financing. As of September 30, 2018, the valuations of the investment properties acquired are complete. There have been no changes to the previous provisional purchase price allocation. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $34 million and $18 million, respectively.
On February 1, 2018, a subsidiary of the company acquired a portfolio of 105 extended-stay hotel properties across the U.S. for total consideration of $764 million, including $169 million cash consideration with the remainder funded through debt financing. As of September 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $121 million and $10 million, respectively.
On March 9, 2018, the company obtained control over an entity, previously held as an equity accounted investment, after converting loan interests in the entity and becoming the 100% common equity holder. This acquisition was accounted for as a business combination through a step acquisition in accordance with IFRS 3 Business Combinations. The company recognized a bargain purchase gain of $393 million as a result of the recognition of deferred tax assets which were not previously utilized. As of September 30, 2018, the valuation of the investments and the related tax benefit were still under evaluation by the company. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $6 million and $4 million, respectively.
On May 15, 2018, a subsidiary of the company acquired, together with institutional investors, a 70% interest in Schoeller Allibert Group B.V. (“Schoeller”) for total consideration of $231 million. Goodwill of $180 million represents the expected growth from the integration of operations. Goodwill recognized is not deductible for income tax purposes. As at September 30, 2018 the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $463 million and $22 million, respectively.

Q3 2018 INTERIM REPORT 80

On June 1, 2018, a subsidiary of the company, along with institutional investors, acquired a 55% interest in Gas Natural, S.A. ESP (“Gas Natural”), for total consideration of $522 million. The acquisition was funded through cash consideration of $309 million with the remainder funded through asset level debt raised concurrently on closing. Gas Natural owns several other investments, all at different ownership levels. The future growth arising from the business’ position as a key distributor of natural gas in Colombia gave rise to goodwill of $694 million, the remainder of the goodwill is due to the difference between the book value and tax bases of the assets acquired. None of the goodwill recognized is deductible for income tax purposes. As at September 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $719 million and $51 million, respectively.
On June 12, 2018, a subsidiary of the company, along with institutional investors, acquired a 95% interest in Saeta Yield, S.A. (“Saeta”) for total cash consideration of $1.1 billion, funded through an equity issuance at the subsidiary, amounts drawn on a non-recourse credit facility and available cash on hand. On acquisition, the excess of the purchase price over the estimated fair value of the identifiable net assets was recorded as goodwill. None of the goodwill recognized is deductible for income tax purposes. As of September 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $319 million and $50 million, respectively.
On July 3, 2018, a subsidiary of the company, together with institutional investors, exercised its general partner option to obtain an additional 2% voting interest in the general partner of Teekay Offshore (“Teekay”), granting it control of the entity. The acquisition was accounted for as a business combination achieved in stages as we previously exercised significant influence over Teekay through our existing investment. After completing the transaction, we hold a 51% voting interest in the general partner and continue to hold a 60% economic interest in the operating business. Our equity interest in Teekay was remeasured to fair value immediately prior to obtaining control, resulting in a gain of approximately $206 million. Total consideration paid was $653 million, $651 million of which was the fair market value of our existing investment and the balance relating to one million warrants that were exchanged for the incremental general partner interest. Goodwill of $547 million represents benefits we expect to receive from the integration of the operations; none of the goodwill recognized is deductible for income tax purposes. As of September 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $919 million and $67 million, respectively.
On August 1, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in Westinghouse Electric Company (“Westinghouse”). Total consideration paid was $3.8 billion in cash, with $886 million provided by the subsidiary and its partners and the balance funded through asset level debt raised concurrently on closing. On acquisition, goodwill of $205 million was recognized, which represents future growth the subsidiary expects to receive from the integration of the operations; this goodwill is not deductible for income tax purposes. As of September 30, 2018, the valuation of assets acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $2.9 billion and $217 million, respectively.
On August 3, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in 666 Fifth Avenue, a commercial office asset in New York, for total cash consideration of $1.2 billion. As of September 30, 2018, the valuation of the investment property acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $63 million and $25 million, respectively.
On August 28, 2018, a subsidiary of the company acquired all outstanding shares of GGP Inc. other than those shares already held by the subsidiary for total consideration of $13.2 billion, plus the payment of a pre-closing dividend of $9.05 billion. The pre-closing dividend was funded by financing activity and proceeds from the sales of partial interests in certain properties within GGP.

•
A new entity, Brookfield Property REIT (“BPR”), was formed to hold the GGP assets; BPR issued 161 million shares to GGP shareholders as consideration. BPR shares, which are structured to provide an economic return equivalent to that of BPY units, are presented as non-controlling interests within equity.

•
The acquisition was accounted for as a business combination achieved in stages. Our existing equity interest in GGP was remeasured to its fair value of $7.8 billion immediately prior to the completion of the transaction based on our interest in the fair value of GGP’s identifiable net assets and liabilities. As a result of this remeasurement, a loss of approximately $580 million was recognized.

81 BROOKFIELD ASSET MANAGEMENT

•
Total consideration of $13.2 billion is made up of our existing equity investment of $7.8 billion, new equity, in the form of 88 million BPY LP units and 161 million BPR Class A shares, issued to GGP’s shareholders totaling $5.2 billion, cash consideration of $200 million and share-based payment awards to GGP employees with a fair value of $28 million. On acquisition, we recognized a bargain purchase gain of $327 million, net of a deferred tax expense. The agreed transaction price and the fair value of the consideration transferred was less than the aggregate fair value of the assets acquired net of the liabilities assumed.

•
As of September 30, 2018, the valuation of assets acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.2 billion and $694 million, respectively.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables list the company’s financial instruments by their respective classification as at September 30, 2018 and December 31, 2017:

	2018		2017
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$7,839	$7,839	$5,139	$5,139
Other financial assets
Government bonds	72	72	49	49
Corporate bonds	830	830	643	643
Fixed income securities and other	831	831	662	662
Common shares and warrants	2,417	2,417	1,832	1,832
Loans and notes receivable	1,423	1,423	1,614	1,657
	5,573	5,573	4,800	4,843
Accounts receivable and other	11,868	11,868	9,616	9,616
	$25,280	$25,280	$19,555	$19,598
Financial liabilities
Corporate borrowings	$6,661	$6,998	$5,659	$6,087
Property-specific borrowings	91,551	92,184	63,721	65,399
Subsidiary borrowings	8,762	8,795	9,009	9,172
Accounts payable and other	22,546	22,546	17,965	17,965
Subsidiary equity obligations	3,847	3,847	3,661	3,661
	$133,367	$134,370	$100,015	$102,284
Q3 2018 INTERIM REPORT 82

Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2018			2017
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$72	$—	$—	$49	$—
Corporate bonds	—	818	—	127	508	—
Fixed income securities and other	47	323	461	20	233	409
Common shares and warrants	1,868	332	217	1,586	—	246
Loans and notes receivables	—	52	2	—	62	1
Accounts receivable and other	5	1,818	104	15	1,155	213
	$1,920	$3,415	$784	$1,748	$2,007	$869
Financial liabilities
Accounts payable and other	$99	$2,439	$890	$134	$3,003	$704
Subsidiary equity obligations	—	44	1,664	—	—	1,559
	$99	$2,483	$2,554	$134	$3,003	$2,263
During the three and nine months ended September 30, 2018 and 2017, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2018	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,818 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(2,439)
Other financial assets ..................	1,597	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(44)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

83 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2018	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$461	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares (common shares and warrants)	217	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,664)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	104 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
(890)
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the three and nine month periods ended September 30, 2018:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2018 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$836	$2,564	$869	$2,263
Fair value changes in net income	(21)	(34)	(127)	(38)
Fair value changes in other comprehensive income[1]	(2)	(39)	(2)	(57)
Additions, net of disposals	(29)	63	44	386
Balance, end of period	$784	$2,554	$784	$2,554

1.	Includes foreign currency translation

Q3 2018 INTERIM REPORT 84

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Current portion	$3,231	$2,568	$11,392	$8,492	$4,831	$3,585
Non-current portion	2,342	2,232	4,032	3,481	2,481	2,726
	$5,573	$4,800	$15,424	$11,973	$7,312	$6,311
b)    Liabilities

	Accounts Payable and Other		Corporate Borrowings		Property-Specific Borrowings		Subsidiary Borrowings
AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Current portion	$13,956	$11,148	$465	$—	$8,585	$8,800	$651	$1,956
Non-current portion	8,590	6,817	6,196	5,659	82,966	54,921	8,111	7,053
	$22,546	$17,965	$6,661	$5,659	$91,551	$63,721	$8,762	$9,009

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at September 30, 2018:

AS AT SEP. 30, 2018 (MILLIONS)	Real Estate	Renewable Power	Private Equity	Total
Assets
Cash and cash equivalents	$8	$34	$—	$42
Accounts receivables and other	5	19	51	75
Investment properties	547	—	—	547
Property, plant and equipment	155	620	21	796
Equity accounted investments	—	—	181	181
Other long-term assets	—	85	—	85
Deferred income tax assets	—	1	—	1
Assets classified as held for sale	$715	$759	$253	$1,727
Liabilities
Accounts payable and other	$17	$27	$13	$57
Property-specific borrowings	134	—	—	134
Subsidiary borrowings	95	386	—	481
Deferred income tax liabilities	—	113	—	113
Liabilities associated with assets classified as held for sale	$246	$526	$13	$785
As at September 30, 2018, assets held for sale within the company’s Real Estate segment include a terminal building in Toronto, an office tower in Ottawa and interests in seven other assets within the LP investments portfolio. Assets held for sale within our Renewable Power segment relate to a portfolio of wind and solar assets in South Africa. In our Private Equity segment, an Australian energy operation that was previously equity accounted was classified as held for sale during the current quarter.
During the first nine months of 2018, the company sold certain assets and subsidiaries, including our Chilean electricity transmission operations for proceeds of $1.3 billion, a core office property in Toronto for proceeds of $660 million, and a portfolio of self-storage properties for proceeds of $1.3 billion.

85 BROOKFIELD ASSET MANAGEMENT

8.	EQUITY ACCOUNTED INVESTMENTS
The company’s equity accounted investments relate to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	Total
Balance, beginning of period	$19,597	$8,793	$2,387	$1,217	$31,994
Additions, net of (disposals)[1]	(8,042)	(823)	(639)	(209)	(9,713)
Acquisitions through business combinations	10,936	16	328	16	11,296
Share of comprehensive income	555	(17)	140	24	702
Distributions received	(944)	(84)	(201)	(21)	(1,250)
Foreign exchange	(320)	(667)	(42)	(6)	(1,035)
Balance, end of period	$21,782	$7,218	$1,973	$1,021	$31,994

1.	Includes assets sold, amounts reclassified to held for sale and investments no longer accounted for using the equity method.
Equity accounted investments include the company’s investments over which we exercise significant influence, but for which the criteria for control have not been met.
Disposals, net of additions, of $9.7 billion in the first nine months of 2018 include the impact of the GGP privatization. On completing the step-up acquisition, we recognized a $580 million fair value loss as we wrote down the carrying amount immediately prior to acquiring control and we derecognized our $7.8 billion investment in GGP. Other disposals during the first nine months of 2018 include the sale of our Chilean electricity transmission operation, the transfer of an Australian energy operation to held for sale and the reclassification of our marine energy services business and two entities in our Real Estate and Corporate segments to consolidated subsidiaries. These were partially offset by new investments in a European student housing portfolio and a gaming operations business in Ontario.
Acquisitions of equity accounted investments through business combinations relate primarily to the $10.9 billion of joint ventures and associates held within GGP that we are consolidating after completing the step-up acquisition.

9.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)
Fair value, beginning of period	$56,870
Additions	1,841
Acquisitions through business combinations	23,156
Dispositions[1]	(2,486)
Fair value changes	1,273
Foreign currency translation	(1,437)
Fair value, end of period	$79,217

1.	Includes amounts reclassified to held for sale
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better- use land within the company’s sustainable resources operations. Acquisitions and additions of $25.0 billion relate mainly to business combinations completed during the first nine months of the year. The step-up acquisition of GGP within our Real Estate segment accounted for approximately $18.0 billion of this increase. GGP was previously an equity accounted investment, but effective August 28, 2018, had met the criteria for control and was consolidated for financial statement purposes. Other acquisitions and additions include additions to our existing U.K. student housing portfolio, an office building in New York, and also include capital invested to enhance or expand numerous properties throughout our portfolio.
Dispositions of $2.5 billion in the first nine months of 2018 relate primarily to the sale of an office property in Toronto and a portfolio of self-storage properties.

10.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$33,590	$10,903	$5,779	$2,733	$53,005
Additions	252	452	332	318	1,354
Acquisitions through business combinations	2,883	487	1,426	4,866	9,662
Dispositions[1]	(685)	(15)	(141)	(53)	(894)
Depreciation	(831)	(320)	(225)	(331)	(1,707)
Foreign currency translation and other	(746)	(547)	(145)	(294)	(1,732)
Balance, end of period	$34,463	$10,960	$7,026	$7,239	$59,688

1.	Includes amounts reclassified to held for sale

11.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the company. BFI issued $500 million of 4.25% notes due in 2026 on May 25, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, and $650 million of 3.90% notes due in 2028 on January 17, 2018.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the corporation’s subsidiaries. The corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2018, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

Q3 2018 INTERIM REPORT 86

The following tables contain summarized financial information of the corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$46	$7	$14	$79	$17,717	$(3,005)	$14,858
Net income attributable to shareholders	163	(16)	—	69	2,280	(2,333)	163
Total assets	56,165	3,550	770	3,916	252,301	(82,741)	233,961
Total liabilities	29,282	2,109	770	2,460	140,655	(29,574)	145,702

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$79	$7	$14	$7	$13,186	$(1,017)	$12,276
Net income attributable to shareholders	228	—	(1)	(6)	418	(411)	228
Total assets	53,688	1,060	757	3,761	206,907	(73,453)	192,720
Total liabilities	25,444	1,042	756	2,309	113,336	(30,039)	112,848

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$441	$29	$40	$137	$45,382	$(5,264)	$40,765
Net income attributable to shareholders	1,700	(37)	(1)	108	3,244	(3,314)	1,700

FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$143	$18	$30	$12	$30,625	$(3,107)	$27,721
Net income attributable to shareholders	416	—	(1)	9	1,450	(1,458)	416

1.	This column accounts for investments in all subsidiaries of the corporation under the equity method

2.	This column accounts for investments in all subsidiaries of the corporation other than BFI, BFL and BIC on a combined basis

3.	This column includes the necessary amounts to present the company on a consolidated basis

87 BROOKFIELD ASSET MANAGEMENT

12.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Common shares	$4,467	$4,428
Contributed surplus	261	263
Retained earnings	12,703	11,864
Ownership changes	270	1,459
Accumulated other comprehensive income	4,990	6,038
Common equity	$22,691	$24,052
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the

Q3 2018 INTERIM REPORT 88

Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the third quarter of 2018 of $0.15 per share (2017   – $0.14 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT SEP. 30, 2018 AND DEC. 31, 2017	2018	2017
Class A shares[1]	958,790,366	958,688,000
Class B shares	85,120	85,120
Shares outstanding[1]	958,875,486	958,773,120
Unexercised options and other share-based plans[2]	46,143,777	47,474,284
Total diluted shares	1,005,019,263	1,006,247,404

1.	Net of 34,000,896 (December 31, 2017 – 30,569,215) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and escrowed stock plan
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30	2018	2017	2018	2017
Outstanding, beginning of period[1]	957,482,297	958,719,588	958,773,120	958,168,417
Issued (repurchased)
Repurchases	(3,442)	(5,989)	(5,246,562)	(2,047,665)
Long-term share ownership plans[2]	1,353,014	545,918	5,198,707	3,016,446
Dividend reinvestment plan and others	43,617	62,674	150,221	184,993
Outstanding, end of period[3]	958,875,486	959,322,191	958,875,486	959,322,191

1.
Net of 34,000,896 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2018 (September 30, 2017 – 29,188,231) and 30,569,215 as at December 31, 2017 (December 31, 2016 – 27,846,452)

2.	Includes management share option plan and restricted stock plan

3.	Net of 34,000,896 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2018 (September 30, 2017 – 29,188,231)
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
Net income attributable to shareholders	$163	$228	$1,700	$416
Preferred share dividends	(38)	(35)	(114)	(106)
Dilutive effect of conversion of subsidiary preferred shares	(20)	—	(87)	—
Net income available to shareholders	$105	$193	$1,499	$310

Weighted average – common shares	957.9	958.9	957.8	958.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	20.1	21.6	19.9	20.0
Common shares and common share equivalents	978.0	980.5	977.7	978.7

89 BROOKFIELD ASSET MANAGEMENT

Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended September 30, 2018, the company granted 42,050 stock options at a weighted average exercise price of $44.24. During the nine months ended September 30, 2018, the company granted 4.5 million stock options at a weighted average exercise price of $40.42 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2018, the company did not grant any escrowed shares. During the nine months ended September 30, 2018, the company granted 5.8 million escrowed shares at a weighted average exercise price of $40.39 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

13.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$48	$812	$889	$1,212	$9,859	$636	$2	$13,458
Other revenue	—	1,218	41	45	29	4	63	1,400
	$48	$2,030	$930	$1,257	$9,888	$640	$65	$14,858

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$129	$2,260	$2,666	$3,401	$26,571	$1,774	$4	$36,805
Other revenue	—	3,440	101	113	110	11	185	3,960
	$129	$5,700	$2,767	$3,514	$26,681	$1,785	$189	$40,765
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$277	$14	$55	$7,393	$636	$2	$8,377
Services transferred over a period of time	48	535	875	1,157	2,466	—	—	5,081
	$48	$812	$889	$1,212	$9,859	$636	$2	$13,458

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$857	$55	$180	$21,088	$1,774	$4	$23,958
Services transferred over a period of time	129	1,403	2,611	3,221	5,483	—	—	12,847
	$129	$2,260	$2,666	$3,401	$26,571	$1,774	$4	$36,805
Remaining Performance Obligations
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog equates to approximately two years of activity.
In our asset management, infrastructure and renewable power businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.

Q3 2018 INTERIM REPORT 90

14.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2018	2017	2018	2017
Investment properties	$409	$713	$1,273	$1,102
Transaction related gains, net of deal costs	(133)	(105)	844	20
Financial contracts	103	(390)	86	(704)
Impairment and provisions	(214)	(22)	(265)	(102)
Other fair value changes	(33)	(64)	(401)	(175)
	$132	$132	$1,537	$141

91 BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2017 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the corporation who are resident in Canada and the United States to increase their investment in the corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

Q3 2018 INTERIM REPORT 92

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Chief Financial Officer,
Brookfield Asset Management Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Youssef A. Nasr
Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian D. Lawson, Chief Financial Officer
Justin B. Beber, Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

93 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9322.2000

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo